Exhibit 99.2

AURINIA PHARMACEUTICALS INC.
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD ON
June 26, 2019
and
MANAGEMENT INFORMATION CIRCULAR
Dated May 29, 2019

YOUR VOTE IS IMPORTANT. THE BOARD OF AURINIA RECOMMENDS VOTING THE YELLOW PROXY:
FOR fixing the number of directors at eight
FOR the election of Aurinia’s nominees for directors
FOR the appointment of PricewaterhouseCoopers LLP as auditor
FOR the approval of an advisory “Say on Pay” vote

YOUR YELLOW PROXY MUST BE RECEIVED BY 10:00 A.M. (MOUNTAIN TIME) ON JUNE 24, 2019.
If you have any questions, or require any assistance with voting your shares, please call Aurinia’s Proxy Solicitation Agent:
Laurel Hill Advisory Group
North American Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

AURINIA PHARMACEUTICALS INC.
Notice of Annual General Meeting of Shareholders
NOTICE is hereby given that the Annual General Meeting (the "Meeting") of shareholders of Aurinia Pharmaceuticals Inc. (the "Company") will be held at the Westin Calgary, 320 4 Ave SW, Calgary, Alberta T2P 2S6, on Wednesday, June 26, 2019, at 10:00 AM, Mountain Time, for the following purposes:

1.	to fix the number of directors at eight;

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2018, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company;

5.	to consider a non-binding advisory "say on pay" resolution regarding the Company’s approach to executive compensation; and

6.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Management of the Company is soliciting proxies on the accompanying YELLOW proxy or YELLOW voting instruction form. Shareholders who are unable to attend the Meeting are requested to vote and submit their YELLOW proxy or YELLOW voting instruction form in advance so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the accompanying management information circular. Your vote is important to us, regardless of the number of shares held. Please vote your YELLOW proxy or YELLOW voting instruction form today.
A special committee of the board of directors of the Company (the "Board") has determined that only holders of record of the common shares of the Company at the close of business on May 9, 2019 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. If you are a registered shareholder, your YELLOW proxy must be returned to the Company’s transfer agent, Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 AM, Mountain Time, on Monday, June 24, 2019 or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date for the reconvened meeting. Failure to properly complete or deposit a proxy may result in its invalidation. If you are a non-registered shareholder, the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which you hold common shares of the Company will send you instructions on how to vote your common shares at the Meeting.

ii

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Please note that ILJIN SNT Co. Ltd. (“ILJIN”) has stated its intention to nominate four nominees for election as directors at the Meeting. You may receive solicitation materials from ILJIN seeking your proxy to vote for its nominees. The Company is not responsible for the accuracy of any information provided by, or relating to, ILJIN or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, ILJIN or any other statements that ILJIN may otherwise make.
Management is soliciting proxies for the election to the Board the persons named on the YELLOW proxy and urges you NOT to sign or return or vote any proxy card sent to you by ILJIN. If you have already voted using a proxy card sent to you by ILJIN, you can recast your vote using the Company's YELLOW proxy prior to the proxy voting deadline or you can revoke it by an instrument in writing executed by you or by your attorney duly authorized in writing, or if you (as a shareholder) are a corporation, executed under your corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare at the address set out above, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of that Meeting, or with the Chair of the Board on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under such proxy’s authority. Non-registered shareholders should closely follow the instructions provided to them from their intermediary.
You should carefully follow the instructions received from your intermediary to make sure that your common shares of the Company are represented and voted at the Meeting.
DATED this 29th day of May, 2019.
BY ORDER OF A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS
/s/ Peter Greenleaf                        Peter Greenleaf
Director and Chief Executive Officer

iii

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

iv

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

MANAGEMENT INFORMATION CIRCULAR
PART 1
VOTING INFORMATION
This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Aurinia Pharmaceuticals Inc. ("Aurinia" or the "Company") of YELLOW proxies to be voted at the annual general meeting of shareholders (each a "Shareholder") of the Company (the "Meeting"), to be held at the Westin Calgary, 320 4 Ave SW, Calgary, Alberta T2P 2S6, on June 26, 2019, at 10:00 AM, Mountain Time, for the purposes set forth in the accompanying Notice of the Meeting, and at any adjournment thereof. Except as otherwise stated, the information contained herein is given as at May 9, 2019, and all dollar amounts and references to $ or to US$ are to United States dollars and references to CDN$ are to Canadian dollars. The 2018 annual average exchange rate for conversion of United States dollars into Canadian dollars was US$1.00 = CDN$1.2957 based upon the Bank of Canada closing rate.

1.1    SOLICITATION OF YELLOW PROXIES
YELLOW proxies for the Meeting are being solicited by the management of the Company and the expenses of solicitation of YELLOW proxies will be borne by the Company. The solicitation will be made primarily by mail; however, directors, officers and certain employees of the Company may also solicit YELLOW proxies by telephone, electronic mail or in person. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist it in connection with the Company’s solicitation of YELLOW proxies and communications with Shareholders, recommending corporate governance best practices, where applicable, liaising with advisory firms, developing and implementing shareholder communication strategies and advice with respect to the Meeting and proxy protocol. In connection with these services, Laurel Hill is expected to receive a fee for these services of CDN$250,000, plus taxes and expenses.

1.2     APPOINTMENT AND REVOCATION OF YELLOW PROXIES
The persons named in the YELLOW proxy as management’s nominees to act as proxyholders are directors of the Company ("Directors") or officers of the Company ("Officers"). Each Shareholder is entitled to appoint any other person to represent him or her at the Meeting, and at any adjournment thereof.
Registered Shareholders who are unable to attend the Meeting in person are requested to complete, sign, date and return the enclosed YELLOW proxy to the Company c/o Computershare Investor Services Inc. ("Computershare"), the Company’s transfer agent: Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 by 10:00 AM, Mountain Time, on Monday, June 24, 2019 (or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date for the reconvened meeting) to ensure that there is as large a representation as possible at the Meeting and your voice is heard. Non-registered Shareholders should closely follow the instructions provided to them from their intermediary.
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU HOLD. PLEASE COMPLETE AND SUBMIT YOUR YELLOW PROXY WITHOUT DELAY.
A registered Shareholder desiring to appoint another person (who need not be a Shareholder) to represent them at the Meeting, and at any adjournment thereof, may do so either by striking out the names of the management nominees set

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

forth in the YELLOW proxy and inserting such person’s name therein or by completing another proper proxy and, in either case, sending the completed proxy in the reply envelope for delivery by 10:00 AM, Mountain Time, on Monday, June 24, 2019 (or, if the meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date for the reconvened meeting). Non-registered Shareholders should closely follow the instructions provided to them from their intermediary.
A registered Shareholder giving a YELLOW proxy pursuant to this solicitation may revoke any such YELLOW proxy by an instrument in writing executed by the Shareholder or by their attorney duly authorized in writing, or if the Shareholder is a corporation, executed under its corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare at the address set out above in this section, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of that Meeting, or with the Chair of the board of directors of the Company (the “Board”) on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under the YELLOW proxy’s authority. Non-registered Shareholders should closely follow the instructions provided to them from their intermediary.

1.3    REGISTERED SHAREHOLDERS
The close of business on May 9, 2019 is the record date for the Meeting (the "Record Date"). Only Shareholders at the close of business on the Record Date are entitled to vote at the Meeting, or any adjournment thereof, either in person or by proxy, in respect of all matters which may properly come before the Meeting, or any adjournment thereof. You are a registered Shareholder if your common shares in the capital of the Company (each a "Common Share") are held directly in your own name and not in the name of your broker or another intermediary (collectively an “Intermediary”).
As a registered Shareholder, you can vote in person, or by proxy by signing the accompanying YELLOW proxy and returning it to Computershare by mail or delivery to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by fax to 1-866-249-7775 for faxes sent from within Canada and the U.S (or 1-416-263-9524 for faxes sent from outside Canada and the U.S).

1.4    NON-REGISTERED SHAREHOLDERS
Persons who beneficially own Common Shares as of the Record Date, but whose Common Shares are held in the name of an Intermediary will not appear on the list of Shareholders. If you are not a registered Shareholder of the Company, in order to vote you must (i) obtain the material relating to the Meeting from your Intermediary; (ii) complete the request for voting instructions sent to you by the Intermediary; and (iii) follow the directions of the Intermediary with respect to voting procedures.
In accordance with National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), the Company is distributing copies of the material related to the Meeting to clearing agencies and Intermediaries for distribution to non-registered holders. Such agencies and Intermediaries must forward the material related to the Meeting to non-registered holders. Management of the Company also intends to pay for Intermediaries to forward the meeting materials to objecting beneficial owners under NI 54-101.

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

The YELLOW proxy or voting instruction form supplied to you by your Intermediary will be similar to the YELLOW proxy provided to registered Shareholders. However, its purpose is limited to instructing the Intermediary on how to vote your Common Shares on your behalf. You should carefully follow the procedures set out in your YELLOW proxy or voting instruction form, depending on which type of document you receive. Most Intermediaries delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically mails a scannable voting instruction form instead of a form of proxy. Non-registered Shareholders are asked to complete the YELLOW voting instruction form and return it to Broadridge by mail or facsimile. Alternatively, non-registered Shareholders may submit their votes by telephone or via the internet at www.proxyvote.com. The various voting methods will be set out by Broadridge on the YELLOW voting instruction form.
In either case, the YELLOW proxy or voting instruction form from your Intermediary is to permit non-registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a non-registered Shareholder who receives one of the above forms wish to vote in person at the Meeting, or any adjournment(s) or postponement(s) thereof (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should insert the non-registered Shareholder's or such other person's name in the blank space provided for this purpose. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the YELLOW proxy or voting instruction form is to be delivered. Non-registered Shareholders may also contact Laurel Hill for assistance with voting their Common Shares at the Meeting.
If you are a non-registered Shareholder, you may revoke voting instructions which have been given to an Intermediary by carefully following the instructions provided by the Intermediary.
NON-REGISTERED SHAREHOLDERS ARE ENCOURAGED TO VOTE ONLINE OR BY TELEPHONE TO AVOID DELAYS.

1.5    DESCRIPTION OF THE COMPANY
The Company is organized pursuant to the provisions of the Business Corporations Act (Alberta) (the "ABCA") and is registered extra-provincially in the Province of British Columbia pursuant to the provisions of the Business Corporations Act (British Columbia).

1.6    VOTING OF YELLOW PROXIES
The persons named in the YELLOW proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the directions of the Shareholders appointing them.
In the absence of such directions, such Common Shares will be voted:

a.	FOR fixing the number of directors at eight;

b.	FOR the election of each of the nominees for election as a Director of the Company set forth in this Circular;

c.	FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company; and

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

d.	FOR the approval of a non-binding advisory "say on pay" resolution regarding the Company’s approach to executive compensation.
All matters to be voted upon at the Meeting will be decided by a majority of the votes cast by the Shareholders entitled to vote thereon. In the event that there are more nominees for the election of directors than there are spaces on the Board, the election of directors will be determined by a plurality of votes cast by Shareholders entitled to vote thereon.
The YELLOW proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of the Meeting or with respect to such other matters as may properly come before the Meeting, or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments, variations or other matters to be presented for action at the Meeting, or any adjournment thereof. However, if any other matters which are not now known to management should properly come before the Meeting, or any adjournment thereof, the persons named in the YELLOW proxy will vote on such matters in accordance with their best judgment.
Please note that ILJIN SNT Co. Ltd. (“ILJIN”) has stated its intention to nominate four nominees for election as directors at the Meeting. You may receive solicitation materials from ILJIN seeking your proxy to vote for its nominees. The Company is not responsible for the accuracy of any information provided by, or relating to, ILJIN or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, ILJIN or any other statements that ILJIN may otherwise make.
Management is soliciting proxies for the election to the Board the persons named on the YELLOW proxy and urges you NOT to sign or return or vote any proxy card sent to you by ILJIN. If you have already voted using a proxy card sent to you by ILJIN, you can recast your vote using the Company's YELLOW proxy prior to the proxy voting deadline or revoke it by an instrument in writing executed by you or by your attorney duly authorized in writing, or if you (as a shareholder) are a corporation, executed under your corporate seal or by an officer or attorney duly authorized in writing, and deposited with the Company, c/o Computershare at the address set out above, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of that Meeting, or with the Chair of the Board on the day of the Meeting, at the Meeting or any adjournment thereof, before any vote is cast under such proxy’s authority. Non-registered shareholders should closely follow the instructions provided to them from their intermediary.

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

1.7    VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the Record Date, there were 91,792,958 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote per Common Share. To the knowledge of the Directors and Officers, as at the Record Date, no person beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares of the Company carrying 10% or more of the voting rights attached to all outstanding voting Common Shares of the Company, except as follows:

Name	Number of Common Shares	Percentage of Class

ILJIN Group*	13,716,567	14.94%

*
Common Shares held by ILJIN, ILJIN STEEL Co., Ltd. and ILJIN Semiconductor Co., Ltd. This information was taken from the Schedule 13D filing of ILJIN, ILJIN Semiconductor Co., Ltd., ILJIN Steel Co., Ltd., ILJIN C&S Co. Ltd., Sae Kyoung Huh and Chin Kyu Huh dated April 8, 2019.

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

PART 2
BUSINESS OF THE MEETING
2.1    ELECTION OF DIRECTORS
The following table states the names of all of the persons proposed to be nominated by the Company for election as Directors, their municipality, province or state and country of residence, their age, their principal occupation, their position in the Company (if any), the period during which each proposed nominee has served as a Director, if applicable, and the number of Common Shares beneficially owned, directly or indirectly, by each of them or over which they exercise control or direction.
The persons named in the YELLOW proxy intend to cast the votes to which the Common Shares represented by such YELLOW proxy are entitled:

(i)	FOR fixing the number of directors at eight; and

(ii)	FOR the election of each of the nominees to the Board set forth in this Circular, unless otherwise directed by the Shareholders instructing them.
The Company is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the YELLOW proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Company in its discretion may select.
If elected, each Director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of the Company or the ABCA.

Name, province or state, and country of residence	Age (at May 9, 2019)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed	No. of Securities Underlying Unexercised Stock Options
Dr. George M. Milne, Jr. (3) Boca Grande, Florida United States	75	Venture Partner at Radius Ventures LLC, a venture capitalist firm; Lead Director at Charles River Laboratories, a pre-clinical and clinical laboratory services corporation; and Director of Amylyx Pharmaceuticals, Inc., a pharmaceutical company	Director, Chairman of the Board	Since May 8, 2017	Nil	80,000
Mr. Peter Greenleaf Bethesda, Maryland United States	49	Chief Executive Officer ("CEO") of the Company	Director and CEO	CEO and Director since April 29, 2019	Nil	1,600,000

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Name, province or state, and country of residence	Age (at May 9, 2019)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed	No. of Securities Underlying Unexercised Stock Options
Dr. David R.W. Jayne(3)(4) Cambridge United Kingdom	62	Professor of Clinical Autoimmunity in the Department of Medicine at the University of Cambridge, UK; fellow of the Royal Colleges of Physicians of London and Edinburgh, and the Academy of Medical Science; certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK; medical advisor to UK, U.S. and EU regulatory bodies, patient groups and professional organizations; elected the first President of the European Vasculitis Society in 2011; member of the ERA-EDTA immunopathology working group; co-chair of the EULAR/ERA-EDTA task force on lupus nephritis	Director	Since May 26, 2015	Nil	90,000
Dr. Hyuek Joon ("Joon") Lee(1)(2)(3) Seoul, Korea	52	Managing Director of Business Development, ILJIN Group	Director	Since May 26, 2015	Nil	90,000
Mr. Joseph P. Hagan La Jolla, California United States	50	President and CEO of Regulus Therapeutics Inc., a biopharmaceutical company	Director	Since February 7, 2018	Nil	50,000
Dr. Michael Hayden(4) Vancouver, British Columbia Canada	67	Director, Translational Laboratory in Genetic Medicine (TLGM), Agency for Science, Technology and Research (A*STAR), Singapore; Distinguished Professor, National University of Singapore; Killam Professor (Highest recognition), University of British Columbia, Vancouver, BC; Canada Research Chair, Human Genetics and Molecular Medicine; Senior Scientist, Centre for Molecular Medicine and Therapeutics, Vancouver, BC; Professor, Department of Medical Genetics, University of British Columbia, Vancouver, BC	Director	Since February 21, 2018	Nil	50,000
Dr. Daniel G. Billen Mississauga, Ontario Canada	66	Retired, previously commercial GM/VP at Amgen Inc.	Director	Since April 29, 2019	20,000	50,000

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

Name, province or state, and country of residence	Age (at May 9, 2019)	Present Principal Occupation	Position with the Company	Period During Which Served as a Director	Number of Common Shares Beneficially Owned, Controlled or Directed	No. of Securities Underlying Unexercised Stock Options
Mr. R. Hector MacKay-Dunn, Q.C. [Vancouver, British Columbia Canada]	68	Senior Partner, Farris, Vaughan, Wills & Murphy	none	n/a	Nil	Nil
Notes:

(1)	Member of the Audit Committee of the Company.

(2)	Member of the Compensation Committee of the Company.

(3)	Member of the Governance & Nomination Committee of the Company.

(4)	Member of the Standing Research Committee of the Company.
Residency Requirements
In considering nominees for election to the Board, in addition to looking at the expertise and experience necessary to support the Company’s strategy and operations, the Boards’ selection is informed by certain limits imposed by Canadian and United States securities and corporate law. The ABCA requires that at least one quarter (1/4) of the Company’s Directors be resident Canadians. In addition, in order to maintain its “foreign private issuer” status in the United States, among other things, not more than 50% of the Company’s Directors may be US citizens or residents (including green card holders).
The Company’s nominees for election as Directors, as a group, would result in the Company remaining in compliance with its corporate and securities law obligations set out above.
Majority Voting Policy
The Company has adopted a majority voting policy where any nominee proposed for election as a Director is required to forthwith tender their resignation if the Director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where Shareholders vote on the uncontested election of Directors. An uncontested election means the number of Director nominees for election is the same as the number of Directors to be elected to the Board. Within 90 days of the relevant Shareholders’ meeting, the Board will make its determination whether or not to accept the resignation and issue a press release either announcing the resignation of the Director or explaining the reasons justifying its decision not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. A Director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee at which the resignation is considered.
As noted in the accompanying letter to shareholders, the Company has received notice from ILJIN that ILJIN intends to nominate four alternative nominees for election. If ILJIN does proceed with nominating those alternative nominees at the Meeting, that will result in the Meeting being a contested election (meaning there are more nominees for the election of Directors than there are spaces on the Board) for the purposes of the majority voting policy and the majority voting

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
FOR ASSISTANCE VOTING YOUR YELLOW PROXY, PLEASE CONTACT LAUREL HILL ADVISORY GROUP AT:
1-877-452-7184 TOLL FREE (1-416-304-0211 COLLECT), OR BY EMAIL AT ASSISTANCE@LAURELHILL.COM

policy will accordingly not apply. In the event the Meeting has a contested election, the election of directors will be determined by a plurality of votes cast by Shareholders entitled to vote thereon.
Advance Notice Requirements
The Company’s by-laws include advance notice provisions (the "Advance Notice Provisions") that require that advance notice must be provided to the Company in circumstances where nominations of persons for election to the Board are made by Shareholders other than pursuant to: (i) a "proposal" made in accordance with the ABCA; or (ii) a requisition of the Shareholders made in accordance with the ABCA.
Among other things, the Advance Notice Provisions fix a deadline by which holders of record of Common Shares must submit Director nominations to the secretary of the Company prior to any annual or special meeting of Shareholders and sets forth the specific information a Shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a Director unless nominated in accordance with the provisions of the Advance Notice Provisions.
In the case of an annual meeting of Shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, in the event that the annual meeting is to be held on a date that is less than 60 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the tenth day following such public announcement.
In the case of a special meeting of Shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the tenth day following the day on which the first public announcement of the date of the special meeting was made.
The Board may, in its sole discretion, waive any requirement of the Advance Notice Provisions.
Nominee Biographies
A biography for each of the proposed nominees to the Board is set out below.
Dr. George M. Milne, Jr., PhD, Director, Chairman of the Board
Dr. George Milne has over 30 years of experience in pharmaceutical research and product development. Dr. Milne currently serves on the boards of Amylyx Pharmaceuticals, Inc. and Charles River Laboratories, Inc. where he is the lead director. He has retired from Pfizer Inc. where he served as Executive Vice President of Global Research and Development and President, Worldwide Strategic and Operations Management. He joined Pfizer Inc. in 1970 and held a variety of positions conducting both chemistry and pharmacology research. Dr. Milne became director of the department of immunology and infectious diseases at Pfizer Inc. in 1981, was its executive director from 1984 to 1985, and was Vice President of research and development from 1985 to 1988. He was appointed Senior Vice President in 1988. In 1993 he was appointed President of Pfizer Central Research and a Senior Vice President of Pfizer Inc. with global responsibility for human and veterinary medicine research and development. Dr. Milne has also previously served on multiple corporate boards including Mettler-Toledo, Inc. (a manufacturer of laboratory instruments), MedImmune, Athersys, Biostorage

YOUR VOTE IS IMPORTANT - SUBMIT YOUR YELLOW PROXY TODAY.
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Technologies, Aspreva and Conor Medsystems. Dr. Milne received his B.Sc. in Chemistry from Yale University and his Ph.D. in Organic Chemistry from Massachusetts Institute of Technology.
Mr. Peter Greenleaf, MBA, Director, CEO
Mr. Peter Greenleaf currently serves as the Chief Executive Officer and member of the Board since April 29, 2019. Prior to this, Mr. Greenleaf served as the Chief Executive Officer of Cerecor, Inc. (NASDAQ: CERC). Mr. Greenleaf remains on the board of directors of Cerecor, Inc., where he has served as a member of the board of directors since May 2017. From March 2014 to February 2018, Mr. Greenleaf served as CEO and Chairman of Sucampo Pharmaceuticals, Inc. (NASDAQ: SCMP), a company that focused on the development and commercialization of medicines to meet major unmet medical needs of patients worldwide until it was sold in February 2018 to U.K. pharmaceutical giant Mallincrodt PLC. Mr. Greenleaf also served as Chief Executive Officer and a member of the board of directors of Histogenics Corporation, a regenerative medicine company. From 2006 to 2013, Mr. Greenleaf was employed by Medlmmune LLC, the global biologics arm of AstraZeneca, where he most recently served as President. From January 2010 to June 2013, Mr. Greenleaf also served as President of Medlmmune Ventures, a wholly owned venture capital fund within the AstraZeneca Group. Prior to serving as President of Medlmmune, Mr. Greenleaf was Senior Vice President, Commercial Operations of MedImmune, responsible for its commercial, corporate development and strategy functions. Mr. Greenleaf has also held senior commercial roles at Centocor, Inc. (now Janssen Biotechnology, Johnson & Johnson) from 1998 to 2006, and at Boehringer Mannheim (now Roche Holdings) from 1996 to 1998. Mr. Greenleaf currently chairs the Maryland Venture Fund Authority. He is also currently a member of the board of directors of Antares Pharmaceuticals, Inc (NASDAQ: ATRS), EyeGate Pharmaceuticals, Inc (NASDAQ: EYEG), and Chairman of the board of directors of BioDelivery Sciences International, Inc (NASDAQ: BDSI). Mr. Greenleaf earned an MBA degree from St. Joseph’s University and a BS degree from Western Connecticut State University.
Dr. Hyuek Joon Lee, PhD, Director
Dr. Joon Lee is the Managing Director of Business Development for ILJIN Group and is responsible for mergers and acquisitions, and managing overseas investments, joint ventures and subsidiaries. Dr. Lee has over 20 years of experience in consulting, management, business development and strategic planning in a number of industries including information technology, chemical and media. Dr. Lee received his B.S. in Chemistry from Seoul National University, and his M.S.E. and Ph.D. in Chemical Engineering from the University of Michigan, Ann Arbor.
Dr. David R.W. Jayne, MD FRCP FRCPE FMedSci, Director
Dr. David Jayne is Professor of Clinical Autoimmunity in the Department of Medicine at the University of Cambridge, UK. Dr. Jayne received his MBBChir in Surgery and Medicine from Cambridge University, Cambridge, England. He received postgraduate training at several London hospitals and Harvard University. He is a fellow of the Royal Colleges of Physicians of London and Edinburgh, and the Academy of Medical Science. He is a certified nephrologist and an Honorary Consultant Physician at Addenbrooke’s Hospital, Cambridge UK. Dr. Jayne is a medical advisor to UK, U.S. and EU regulatory bodies, patient groups and professional organizations. He has published more than 400 peer-reviewed journal articles, book chapters and reviews. He was elected the first President of the European Vasculitis Society in 2011 and is a member of the ERA-EDTA immunopathology working group and he co-chairs the EULAR/ERA-EDTA task force on

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lupus nephritis. Dr. Jayne’s research includes investigator-initiated international trials and the introduction of newer therapies in vasculitis and SLE with collaborators on five continents.
Mr. Joseph P. "Jay" Hagan, Director
Mr. Joseph Hagan is President and Chief Executive Officer of Regulus Therapeutics. Mr. Hagan joined Regulus Therapeutics in January 2016 as Chief Operating Officer, Principal Financial Officer and Principal Accounting Officer and was appointed to President and Chief Executive Officer in May 2017. Mr. Hagan’s career includes roles as the Executive Vice President, Chief Financial Officer and Chief Business Officer of Orexigen Therapeutics, Inc., Managing Director of Amgen Ventures and head of corporate development for Amgen Inc. Mr. Hagan has led numerous strategic and financing transactions including the acquisitions of Immunex and Tularik and the spinout of Novantrone and Relyspa, as well as many other business development efforts totaling over $15 billion in value. Before joining Amgen, Mr. Hagan spent five years in the bioengineering labs at Genzyme and Advanced Tissue Sciences. Mr. Hagan currently serves on the board of directors of Zosano Pharma (NASDAQ: ZSAN), a publicly traded biotechnology company. He received an MBA from Northeastern University and a BS in Physiology and Neuroscience from the University of California, San Diego.
Dr. Michael Hayden, CM OBC MB ChB PhD FRCP(C) FRSC, Director, Chair of the Standing Research Committee
Dr. Michael Hayden is the co-founder of five biotechnology companies: Prilenia Therapeutics, 89Bio, NeuroVir Therapeutics Inc., Xenon Pharmaceuticals Inc., and Aspreva Pharmaceuticals Corp. Dr. Hayden sits on different boards including Xenon Pharmaceuticals Inc. and Ionis Pharmaceuticals. Author of over 860 peer-reviewed publications and invited submissions, Dr. Hayden has focused his research primarily on genetic diseases, including genetics of diabetes, lipoprotein disorders, Huntington disease, predictive and personalized medicine. Dr. Hayden was inducted into the Canadian Medical Hall of Fame in 2017. He was named one of PharmaVoice’s "100 of the Most Inspiring People" (2015); awarded an Honorary Doctor of Science by the University of Gottingen (2014); the Luminary award by the Personalized Medicine World Conference (2014); and the Diamond Jubilee Medal (2012), on behalf of HRH Queen Elisabeth II, in recognition of his significant contributions and achievements. Dr. Hayden has also been awarded the Order of Canada (2011), and the Order of British Columbia (2010). He was named Canada’s Health Researcher of the Year by CIHR (NIH of Canada) in 2008, and he received the Prix Galien in 2007, which recognizes the outstanding contribution of a researcher to Canadian pharmaceutical research.
Dr. Daniel G. Billen, PhD, Director
Dr. Daniel Billen has over 40 years of experience in commercialization of pharmaceutical and biotech products both in Europe and North America. He started with Janssen Pharmaceutica in their Belgian headquarters in cardiovascular global marketing in 1979. Dr. Billen became head of marketing and sales for Janssen Pharmaceutica’s newly formed affiliate in Canada in 1983 launching multiple products into the Canadian market. In 1991, Dr. Billen moved over to Amgen Inc. to lead its Canadian operations as their first General Manager. He moved to Amgen’s headquarters in California in 2011 where he lead the US Commercial Operations Business Unit and later the combined Nephrology and Inflammation business unit as their VP/GM. In 2017, Dr. Billen took on the role of VP of Global Commercial initiatives with focus on the evolving US payer landscape. Dr. Billen received his PhD in chemistry from the University of Louvain in Belgium.

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Mr. R. Hector MacKay-Dunn, J.D., Q.C., Director Nominee
Mr. MacKay-Dunn has over 30 years of practice experience providing legal advice to high growth public and private companies, many of which achieving valuations exceeding CDN$1billion over a broad range of industry sectors including life sciences, health, and technology, advising on corporate domestic and cross-border public and private securities offerings, mergers and acquisitions and international partnering and licensing transactions, and boards of directors and independent board committees on corporate governance matters. Mr. MacKay-Dunn is recognized by Lexpert, as being among the Top 100 Canada/US Cross-Border Corporate Lawyers in Canada, has consistently been named among The Leading 500 Lawyers in Canada, and is recognized among Canada’s leading lawyers in mergers & acquisitions, technology and biotechnology. Mr. MacKay-Dunn received the Queen’s Counsel designation upon recommendation by the Attorney General of British Columbia for exceptional merit and contribution to the legal profession, the “AV Preeminent 5.0 out of 5” legal ability rating from Martindale-Hubbell, and is regularly recognized as a leading lawyer nationally by Chambers Canada within the Life Sciences category. Mr. MacKay-Dunn has served as board member or officer with Aspreva Pharmaceuticals Corporation, Arbutus Biophara Corp., XBiotech Inc., MedGenesis Therapeutix Inc., and QLT Inc., is a board member of the BC (British Columbia) Tech Association, previously board chair of the Innovation Council of British Columbia, and board member of LifeSciences British Columbia and Genome British Columbia.

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Skills Matrix
The Company’s director nominees bring a number of skills and experience to the Board. The image below gives a snapshot of the top skills of each director nominee. You can read about each nominee in the director nominee profiles above.

	Dr. George M. Milne, Jr.	Mr. Peter Greenleaf	Dr. Hyuek Joon Lee	Dr. David R.W. Jayne	Mr. Joseph P. Hagan	Dr. Michael Hayden	Dr. Daniel G. Billen	Mr. R. Hector MacKay-Dunn
Management/operations	√	√		√	√	√	√
CEO/CFO/COO experience		√			√	√
Industry experience	√	√		√	√	√	√	√
Commercialization	√	√			√		√
Manufacturing/supply chain	√				√		√
Government relations							√
Finance/financial industry					√
Accounting/auditing					√
Risk management						√	√	√
Strategy development	√	√	√	√	√	√	√	√
Mergers & acquisitions		√	√		√	√	√	√
Legal/regulatory	√					√		√
Corporate governance	√		√				√	√
Capital markets		√			√			√
Executive compensation	√		√		√	√		√
Information technology			√	√
Research/development	√	√		√		√
Clinical development	√	√		√		√
Business development	√	√	√			√	√

2.1.1    Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of the Directors and Officers of the Company, no proposed Director of the Company:

(a)	is, as at the date of this Circular, or has been, within ten years before the date of this Circular, a director, CEO or Chief Financial Officer ("CFO") of any company, that:

(i)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the proposed director was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(ii)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director ceased to be a director, CEO or CFO and which resulted from an event that occurred while that

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person was acting in the capacity as director, CEO or CFO that was in effect for a period of more than 30 consecutive days; or

(b)
is, as at the date of this Circular, or has been within ten years before the date of this Circular, a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)
has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)	has been subject to:

(i)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

2.1.2    Directors’ Attendance at Board and Committee Meetings
The following table sets forth the number of meetings held by the Board and each of its committees during the fiscal year ended December 31, 2018, and the attendance of each Director (in the case of committees of the Board, the attendance of each member of such committees) at those meetings.

Director	Board	Audit	Compensation	Governance	Research	Total Attendance
Dr. Richard Glickman	10 of 10	N/A	N/A	N/A	N/A	10/10 (100%)
Dr. Benjamin Rovinski	10 of 10	4 of 4	3 of 3	N/A	N/A	17/17 (100%)
Dr. Joon Lee	10 of 10	4 of 4	3 of 3	1 of 1	N/A	18/18 (100%)
Dr. David Jayne	10 of 10	N/A	N/A	1 of 1	2 of 2	13/13 (100%)
Mr. Jeff Randall	10 of 10	4 of 4	3 of 3	N/A	N/A	17/17 (100%)
Dr. George M. Milne, Jr.	9 of 10	N/A	N/A	1 of 1	N/A	10/11 (91%)
Mr. Joseph P. Hagan(1)	8 of 8	N/A	N/A	N/A	N/A	8/8 (100%)
Dr. Michael Hayden(2)	8 of 8	N/A	N/A	N/A	2 of 2	10/10 (100%)
Attendance Rate:	98.7%	100%	100%	100%	100%	103/104 (99.0%)
Notes:

(1)	Joseph P Hagan was appointed as a Director on February 7, 2018.

(2)	Michael Hayden was appointed as a Director on February 21, 2018.

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2.1.3    Other Board Membership
The following table identifies the Directors and nominees for election as Directors who also act as directors for other reporting issuers.

Name	Name of Issuer	Name of Exchange of Market
Mr. Peter Greenleaf	Cerecor, Inc. Antares Pharma, Inc. BioDelivery Sciences International, Inc. Eyegate Pharmaceuticals, Inc.	NASDAQ:CERC NASDAQ;ATRS NASDAQ:BDSI NASDAQ:EYEG
Dr. George Milne, Jr.	Charles River Laboratories International, Inc.	NYSE:CRL
Mr. Joseph P. Hagan	Zosano Pharma Corporation Regulus Therapeutics Inc.	NASDAQ:ZSAN NASDAQ:RGLS
Dr. Michael Hayden	Xenon Pharmaceuticals Inc.	NASDAQ:XENE
Mr. R. Hector MacKay-Dunn	Copper Fox Metals Inc.	TSXV:CUU

2.1.4    Directors’ and Officers’ Insurance and Indemnification
The Company maintains directors’ and officers’ liability insurance, which, subject to the provisions contained in the policy, protects the Directors and Officers, as such, against certain claims made against them in these capacities. Such insurance currently provides for an aggregate of $40,000,000 annual protection against liability (less a deductible of up to $1,500,000 payable by the Company depending on the nature of the claim). The premium for this coverage for the period June 4, 2018 to June 4, 2019 was $678,950.
The Company has entered into indemnification agreements with each of its Directors and Officers and the officers of its subsidiaries. The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company or its subsidiaries as Directors and Officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses to the indemnitees by the Company.

2.2    PRESENTATION OF FINANCIAL STATEMENTS AND AUDITORS' REPORT
The audited consolidated financial statements of the Company and the report of the auditors thereon, for the financial year ended December 31, 2018 will be tabled at the Meeting.

2.3    APPOINTMENT AND REMUNERATION OF AUDITORS
The Board recommends that Shareholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and the authorization of the Audit Committee to fix the auditors’

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remuneration. The persons named in the YELLOW proxy intend to cast the votes to which the Common Shares represented by such YELLOW proxy are entitled FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company for the term expiring with the next annual meeting of Shareholders, and to authorize the Audit Committee to fix their remuneration, unless otherwise directed by the Shareholders appointing them.
Principal Accountant Fees and Services
The aggregate fees recorded for professional services rendered by PricewaterhouseCoopers LLP for the Company for the years ended December 31, 2018 and 2017, respectively, are as follows:

Fiscal year ended	2018	% of Total Fees	2017	% of Total Fees
Audit fees (for audit of the Company’s annual financial statements and services provided in connection with statutory and regulatory filings)(1)	$95,124	31.5%	$130,583	50.2%
Audit related fees, including review of the Company’s quarterly financial statements(2)	$40,825	13.5%	$37,491	14.4%
Tax fees (tax compliance, tax advice and planning)(3)	$110,496	36.6%	$44,935	17.3%
All other fees(4)	$55,647	18.4%	$46,943	18.1%
Total fees	$302,092	100.0%	$259,952	100.0%
Notes

(1)
These fees include professional services provided by the external auditor for the statutory audits of the annual financial statements. The total for 2018 is comprised of $56,910 related to interim billings for the 2018 audit and $38,214 related to fees for the 2017 audit billed in 2018. The total for 2017 is comprised of $61,688 related to interim billings for the 2017 audit and $68,895 related to fees for the 2016 audit billed in 2017.

(2)	These fees relate to performing review engagement services on the Company’s quarterly financial statements and other audit related services.

(3)	These fees include professional services for transfer pricing, tax compliance, tax advice, tax planning and various taxation matters.

(4)
These fees for 2018 include professional services for assistance in filing the short form base shelf prospectus from March 2018, the prospectus supplement related to the re-sale of Common Shares, the at-the-market prospectus supplement and various other advisory services. These fees for 2017 include professional services for assistance in filing prospectus supplements for the December 2016 bought deal financing and the March 20, 2017 public offering, and a preliminary short form base shelf prospectus.

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2.4    ADVISORY 'SAY ON PAY' VOTE ON EXECUTIVE COMPENSATION
The Company has determined to provide its Shareholders the opportunity to vote on the Company’s approach to executive compensation at the Meeting. Since the resolution is advisory in nature, it will not be binding. However, the Company, together with the Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on the Company’s approach to executive compensation, see "Statement of Executive Compensation" beginning on page 18. The persons named in the YELLOW proxy intend to cast the votes to which the Common Shares represented by such YELLOW proxy are entitled FOR this advisory resolution, unless otherwise directed by the Shareholders appointing them.
The Company considers that receiving feedback from its Shareholders on its approach to executive compensation to be best practices in terms of good governance. The Company believes that its approach to executive compensation (and the current levels of compensation of its executive team) is reasonable and aligned with best practices. However, the Company wishes to be responsive if a significant number of its Shareholders have concerns with respect to its current approach to executive compensation.
The full text of the advisory resolution on the Company’s approach to executive compensation is as follows:
"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular for the annual general meeting of shareholders of the Company held on June 26, 2019."

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PART 3
STATEMENT OF EXECUTIVE COMPENSATION
3.1    COMPENSATION OF EXECUTIVES
Composition and Mandate of the Compensation Committee
The Company’s compensation committee (the "Compensation Committee") consists of Dr. Benjamin Rovinski (Chair), Dr. Joon Lee and Mr. Jeff Randall. All members of the Compensation Committee are independent. The Compensation Committee is charged, on behalf of the Board, to discuss, review and approve compensation applicable to executive officers, including determining the benchmarks, criteria and performance metrics upon which executive compensation such as base salary, annual cash incentive, equity compensation and other benefits are based. The Compensation Committee approves, among other things, the compensation of each of the Company’s Named Executive Officers (defined below), other than the CEO (whose compensation is determined by the Board, on recommendation from the Compensation Committee).
All members of the Compensation Committee have direct experience that is relevant to their responsibilities in executive compensation, as set out below:

•
Dr. Benjamin Rovinski, the Chair of the Compensation Committee, has served on the Boards of several biotechnology companies for the past 15 years, and he has been a member of numerous compensation and audit committees. Dr. Rovinski also was responsible for the design and implementation of benefit programs and compensation of senior non-executive employees in his previous capacity as Senior Scientist and Head of the Molecular Virology Department at Sanofi Pasteur. In that leadership role, he also oversaw global project teams and implemented various performance management systems for the evaluation of corporate and strategic objectives and performance of senior level project team members.

•
Dr. Joon Lee has served as director and managing director in a number of companies in Korea, where he participated in the processes of evaluating corporate objectives and performance reviews of senior level managers and employees. As of October 2014, he joined the board of directors of Life Science Enterprises in Massachusetts, a privately held company focusing on advanced biomaterials that promote bone repair, and oversaw performance reviews, compensation and benefit packages of the senior management. In addition, his experience as a founding member of an information technology start-up grants him added insight into the dynamics of early stage companies.

•
Mr. Jeff Randall has over 30 years of experience serving in financial and operating roles spanning biotechnology, pharmaceuticals and manufacturing. He has led a number of companies through multi-million-dollar financings and mergers and acquisitions. In addition to his current board positions, Mr. Randall served on the board of directors of Nanosphere, Inc. from 2008 to 2016, most recently as Chairman of the Board. From 2004 to 2006, Mr. Randall, a financial consultant, was Senior Vice President and Chief Financial Officer of Eximias Pharmaceutical Corporation, a development-stage drug development company.

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3.1.1    Compensation Discussion and Analysis
The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by the Company to its Named Executive Officers (defined below). Specific information is provided for Dr. Richard Glickman, Chairman of the Board and CEO until April 29, 2019; Mr. Dennis Bourgeault, CFO; and the three other most highly compensated executive officers or individuals whose total individual compensation for the year ended December 31, 2018, was more than $150,000: namely, Dr. Neil Solomons, Chief Medical Officer; Mr. Michael Martin, Chief Operating Officer; and Dr.. Robert Huizinga, Executive Vice President, Corporate Development (collectively, the "Named Executive Officers" or the "NEOs").
Information about the compensation awarded to the NEOs can be found in the "Summary Compensation Table" and related compensation tables below.
The Company’s executive compensation program and strategy is designed to:

•	assist the Company in attracting and retaining talented executives;

•	provide a strong incentive for executives and key employees to work toward achievement of the Company’s goals and strategic objectives;

•	align management’s interests with those of Shareholders and other stakeholders;

•	motivate executives towards the enhancement of long-term Shareholder value; and

•	be competitive with other companies of similar size and business.
To further these objectives, the Compensation Committee designs pay and performance systems that reflect the level of job responsibility with specific considerations while aligning the Company’s compensation programs with those of pharmaceutical companies of similar size and clinical stage. It also aligns the annual cash incentive (bonus) program to the achievement of objectives that will drive future success and enhance Shareholder value by linking a significant portion of the bonus program to overall corporate performance and attainment of specific value enhancing goals and milestones.
Annually, specific and measurable performance objectives are defined for each executive officer.
For 2018, the objectives, against which the executive officers were evaluated, included product development goals/milestones, organizational and business development objectives, and budget targets. There were no measurable performance goals based on share price or earnings per share.
The Company’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive (bonus), and equity-based compensation consisting of the grants of stock options.
Base salary is intended to provide a base compensation that reflects the executive’s experience and responsibilities and which is competitive with salaries of executives with similar responsibilities and experience at comparable companies. Base salary provides regular compensation for assuming the responsibilities of the position and is paid in cash.

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The annual cash incentive is intended to provide a greater incentive for executive officers to work toward achievement of the Company’s goals and strategic objectives.
The equity-based compensation is intended to better align the compensation of the CEO, other executive officers and key employees with the long-term interests of the Shareholders and reward the achievement of the long term strategic goals and objectives of the Company. The equity-based compensation, which consists of the granting of time-release stock options, is awarded on a prospective, go-forward basis, to motivate, reward and retain executive officers, rather than as compensation for performance in the prior year. The stock options are awarded on a discretionary basis by the Compensation Committee (other than to the CEO, which are awarded on a discretionary basis by the Board, on recommendation from the Compensation Committee), based on the combination of recommendations of independent third-party executive compensation consultants, contractual requirements and/or subjective assessments by the Compensation Committee.
Role of Executive Officers in Compensation Decisions
The Compensation Committee assesses the performance of the Company’s CEO and makes recommendations to the Board, and the Board approves all decisions regarding his compensation. The Compensation Committee consults with and receives input and recommendations from the CEO regarding the performance, assessment and compensation of all the other executive officers and determines the compensation of such executives. Although the Compensation Committee generally considers recommendations from the CEO, decisions regarding the compensation of the Company’s executive officers are made by the Compensation Committee and may reflect factors and consideration other than information and recommendations provided by the CEO.
Setting Executive Compensation
Performance goals are determined early in the year for each executive officer and relate to milestones and/or achievements which aim to facilitate the Company’s overall goals and objectives. These performance goals are assessed by the Compensation Committee. The Board makes the final determination in respect of setting the Company’s goals each year, based on the recommendation of the Compensation Committee. These objectives can be altered at the discretion of the Board if appropriate due to changes in business factors or conditions.
The Company annually determines the corporate objectives for purposes of the annual cash incentive bonus program. Following the end of the year, the Compensation Committee assesses the achievement of such objectives with input from the CEO and based on such assessment, determines an aggregate cash incentive bonus for each executive officer.
The awarding of equity-based compensation is subject to the discretion of the Compensation Committee and Board, exercised annually, and is not subject to any minimum amount.
As part of its review of management compensation and incentive programs, the Compensation Committee, in conjunction with the CEO, retains external independent consultants to review and provide benchmark data of a comparator group of companies.

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In the fourth quarter of 2017, the Company engaged Arnosti Consulting Inc. ("Arnosti"), to assist in updating the benchmarking data and provide advice on the total direct compensation (base salary, annual short and long-term incentives) for the NEO’s (and the Company’s other officers) for the 2018 fiscal year. The Compensation Committee must pre-approve any additional services that Arnosti would provide to the Company at the request of management of the Company. As part of its benchmarking and review process, Arnosti developed a comparator group, comprising 29 US-listed and /or Canadian-listed development stage companies (the "2017 Peer Group"). The Company’s market capitalization at the time fell into the middle of the market cap range. The equity data used by Arnosti was obtained from Equilar, Inc. and Radford’s 2017 Global Life Sciences survey (mid-size public company data used for equity benchmarking). The 2017 Peer Group consisted of the following 29 public companies:

Achaogen Inc.	Calithera Biosciences, Inc.	Reata Pharmaceuticals Inc.
Aduro Biotech, Inc.	Cara Therapeutics, Inc.	Rigel Pharmaceuticals Inc.
Alder Biopharmaceuticals Inc.	Concert Pharmaceuticals, Inc.	Sangamo Therapeutics, Inc.
Abeona Therapeutics Inc.	Cytokinetics Inc.	Sienna Biopharmaceuticals, Inc.
Akebia Therapeutics, Inc.	Epizyme, Inc.	Seres Therapeutics, Inc.
Arbutus Biopharma Corp.	Glycomimetics Inc.	Tetraphase Pharmaceuticals Inc.
Atara Biotherapeutics, Inc.	Kala Pharmaceuticals, Inc.	TG Therapeutics, Inc.
Axovant Sciences Ltd.	Keryx Biopharmaceuticals Inc.	Xencor Inc.
Bellicum Pharmaceuticals, Inc.	Karyopharm Therapeutics Inc.	Zogenix, Inc.
Biohaven Pharmaceutical Holding Co Ltd.	La Jolla Pharmaceutical Co.
Arnosti provided the Compensation Committee with its recommendations regarding NEO total direct compensation based on the benchmarking work it performed. The Compensation Committee considered the advice from Arnosti where appropriate and in conjunction with its own assessment of competitive compensation requirements the Compensation Committee adjusted base salary levels as indicated in section 3.1.5.
The Company further engaged Arnosti in the fourth quarter of 2018 to assist in updating the benchmarking data and provide advice on the total direct compensation (base salary, annual short and long-term incentives) for the NEO’s (and the Company’s other officers) for the 2019 fiscal year.
As part of its 2019 benchmarking and review process, Arnosti (in consultation with the Compensation Committee) developed a 2019 comparator group, comprising 25 US-listed development stage companies (the "2019 Peer Group"). The Company’s market capitalization at the time fell into the middle of the market cap range. The equity data used by Arnosti was obtained from Equilar, Inc. and Radford’s 2018 Global Life Sciences survey (mid-size public company data used for equity benchmarking). The 2019 Peer Group consisted of the following 25 public companies:

Acceleron	Bellicum Pharmaceuticals, Inc	Omeros
Aduro Biotech, Inc.	Biohaven Pharmaceutical Holding Co Ltd.	Paratek
Aerie	Cara Therapeutics, Inc.	Revance
Aimmune	Chemocentryx	Seres Therapeutics, Inc.
Akebia Therapeutics, Inc.	Concert Pharmaceuticals, Inc.	Sienna Biopharmacetuticals, Inc.
Alder Biopharmaceuticals Inc	Epizyme, Inc.	Tetraphase Pharmaceuticals Inc
Ardelyx	Glyconimetics Inc	TG Therapeutics, Inc.
Atara Biotherapeutics, Inc.	Kala Pharmaceuticals, Inc.
Axovant Sciences Ltd.	Karyopharm Therapeutics Inc.

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Arnosti provided the Compensation Committee with its recommendations regarding 2019 NEO (and the Company’s other officers) total direct compensation based on the benchmarking work it performed. The Compensation Committee considered the advice from Arnosti where appropriate, and in conjunction with its own assessment of competitive compensation requirements, the Compensation Committee adjusted its base salary levels as it deemed appropriate.
In general, the Company aims to achieve competitive compensation based on the comparator group. Individual elements comprise base salary, bonus and total direct compensation (total cash compensation plus long-term incentive awards).
The elements of compensation are targeted at the 50th percentile of the comparator group. In 2018, base salary for each of the NEOs, other than Richard Glickman (the Company’s prior CEO), was under the 25th percentile for comparable roles in the comparator group. Base salary for Richard Glickman was under the 50th percentile for CEOs in the comparator group. In addition, the percentage of salary payable as a bonus to each of the NEOs, other than Richard Glickman, was at the 50th percentile for comparable roles in the comparator group. Richard Glickman’s percentage of salary payable as a bonus was above the 50th percentile for CEOs in the comparator group. Further, the number of stock options granted as equity awards to each of the NEOs, other than Robert Huizinga, were between the 25th and 50th percentile for comparable roles in the comparator group based on equity ownership awards to comparable roles in the comparator group. Robert Huizinga’s stock option grant in 2018 was the first time stock options had been granted to him since his promotion to Executive Vice President, Corporate Development in mid-2017, and was intended to reflect that elevation in role and responsibility.
Executive Compensation-Related Fees
Aurinia was previously billed $15,000 in 2017 by Radford, a business unit of Aon plc ("Radford") for executive compensation consulting services provided to the Company for the 2017 compensation review.
Aurinia was billed $7,200 in 2018 and $4,655 in 2017 by Arnosti for executive compensation consulting services provided to the Company for the 2018 compensation review.
Aurinia was also billed $11,250 in 2018 and $5,000 in 2019 by Arnosti for executive compensation consulting services related to the 2019 compensation review.
All Other Fees
The Company did not pay any fees to Arnosti or Radford or any other compensation consultant for any other consulting services in 2018.

3.1.2    Managing Compensation Risk
On an annual basis, or otherwise more frequently as circumstances require, the Compensation Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking. It is important to undertake such an analysis because it is expected that going forward annual performance-based incentives will continue to play a primary role in NEO’s and other senior management’s compensation programs. Therefore, the Company must ensure that these incentives do not result in actions being taken that are not in the long-term interest of the Company.

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The compensation plan and program utilized for the NEOs in 2018 considered both short-term incentives and long-term incentives to enhance the balance between risk and reward in relation to the Company’s overall business strategy and to further discourage the taking of unnecessary or excessive risks.
2018 Executive Compensation Elements
For the fiscal year ended December 31, 2018, the principal components of compensation for the Company’s CEO and the other NEOs consisted of base salary, annual cash incentive bonus program and equity-based program consisting of stock option grants.

a)	Base Salary
On February 6, 2017, Dr. Glickman was appointed President and CEO of the Company with a base salary of US $504,000 per year (which was converted to CDN$661,097 based on the noon Bank of Canada rate on February 6, 2017). Dr. Glickman’s salary was payable in Canadian dollars and paid semi-monthly. See also "Employment Contracts with Named Executive Officers". Dr. Glickman’s base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation as the new CEO, the Compensation Committee considered Dr. Glickman’s experience and expertise, the needs of the Company, the compensation of the previous CEO, and CEO compensation with pharmaceutical companies of a similar size and nature.
The base salary levels for the other NEOs of the Company are based on the executive’s overall experience and responsibilities and are reviewed annually. The salaries of the NEOs for 2018 were determined primarily on the basis of the Compensation Committee’s review of an independent compensation review conducted in 2017. See "Employment Contracts with Named Executive Officers" for the base salary information.
b)     Annual Cash Incentive Bonus Program
The annual cash incentive bonus program generally provides a performance-based cash incentive to NEOs. The program awards individual performance that leads to the achievement of annual corporate objectives.
The executive officers, pursuant to their employment agreements, are entitled to receive a target annual cash bonus. The 2018 annual cash bonus target for the CEO was 70% of base salary and 40% for the other NEOs which was unchanged from 2017. However, the actual cash bonus that each NEO receives can be higher or lower than the target value based on the formula for determining the amount of actual cash bonus that each NEO may be entitled to under the incentive program and may be subject to further adjustments at the discretion of the Compensation Committee and the Board.
After the end of the year, the Compensation Committee reviewed and approved bonuses to be paid based on the achievement of the performance objectives that had been set and approved by the Compensation Committee at the beginning of the 2018 fiscal year. The Company accrued the amount of the approved bonuses in 2018 as they were earned by the NEOs during the year. The Company paid the bonuses in the first quarter of 2019.

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At the beginning of 2018, key corporate objectives were set by the Board to represent a broad range of activities that span the Company’s business. The weights are intended to reflect the relative priority, importance and impact of each objective on the Company’s success.
For 2018, the Company’s corporate objectives were as follows:

(i)	Clinical and regulatory objectives
Clinical and regulatory activities were a major focus of the 2018 corporate objectives. These objectives included target dates related to completion of patient enrollment in the AURORA Phase 3 LN clinical trial, VOS trial initiation and completion, and FSGS trial initiation. A total of 70% of the corporate objectives was allocated to the clinical and regulatory components.

(ii)	Other objectives
Other objectives comprised 30% of the 2018 corporate objectives and were focused on budget targets, development of a research plan, and industry, patient and investor awareness and visibility programs. Measurement of these objectives was based on internal metrics.
The Compensation Committee determined that a 90% score appropriately reflected the Company’s overall strong corporate performance results, particularly with regards to the clinical objectives, against the targeted achievement level.
Dr. Glickman, as CEO, was eligible, pursuant to his employment agreement, for a bonus based on 70% of base salary upon achieving specific corporate performance objectives as approved by the Board. For the year ended December 31, 2018, he earned a bonus of $343,000 based on the overall corporate performance result of 90%.
For the year ended December 31, 2018, Mr. Bourgeault, Dr. Solomons, Mr. Martin and Dr. Huizinga were entitled to receive bonuses based on 40% of base salary weighted as 60% against corporate objectives as listed above and 40% against personal objectives, as agreed and approved by the CEO and the Compensation Committee. The Compensation Committee awarded bonuses to these NEOs which ranged from 88.7% to 96.8% of the combined corporate and personal objectives for 2018.
For the year ended December 31, 2018, Mr. Bourgeault, Dr. Solomons, Mr. Martin and Dr. Huizinga earned bonuses of $86,220, $130,856, $97,882 and $115,935 respectively, related to the achievement of 2018 objectives.
c)     Option-based Awards
Under the Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to Directors, Officers, employees and consultants of the Company or any of its subsidiaries. The exercise price of options under the Stock Option Plan must not be less than the closing price of the Common Shares on the TSX immediately preceding the date of the grant.
The Company makes grants under the Stock Option Plan on a prospective going-forward basis. The options granted to Officers and other key employees are granted by the Compensation Committee, other than options to be granted to the

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CEO or Directors, which are granted by the Board. In determining whether or not to make option grants, the Board, the Compensation Committee and the CEO take into account previous and other awards of stock options to the grantees, relative ownership position and length of service to the Company.
The number of stock options granted to the NEOs in 2018 was as follows:

Dr. Richard Glickman	400,000
Mr. Dennis Bourgeault	150,000
Dr. Neil Solomons	175,000
Mr. Michael Martin	150,000
Dr. Robert Huizinga	225,000

3.1.3    Performance Graph
The following chart sets out the performance of the Common Shares on the TSX and TSX Venture Exchange for the past five years, as compared to the most appropriate indexes (the S&P TSX Composite Index and NASDAQ Biotechnology Index), assuming an investment of $100 at the beginning of such period.
The Common Shares were traded under the symbol "ISA" on the TSX from the commencement of the applicable period to September 27, 2013. The Common Shares commenced trading on the TSX Venture Exchange on September 30, 2013 under the same symbol. On October 23, 2013, the Company changed its name to Aurinia Pharmaceuticals Inc. and commenced trading under the symbol "AUP", remaining on the TSX Venture Exchange. On that same date, the Company conducted a consolidation of its Common Shares on a 50:1 basis. The Company recommenced trading on the TSX under the symbol "AUP" on June 2, 2014.

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The values set out in the graph below have been adjusted to reflect the consolidation having occurred throughout the entire period.

	2013	2014	2015	2016	2017	2018
Aurinia	$100.00	$110.67	$92.80	$75.47	$152.53	$247.47
S&P TSX Composite	$100.00	$107.64	$95.70	$112.46	$119.41	$105.36
NASDAQ Biotechnology Index	$100.00	$133.88	$149.17	$116.82	$143.37	$127.86
The trend in overall compensation paid to the NEO’s over the past five years has generally not tracked the performance of the market price of the Common Shares nor has it tracked the S&P/TSX Composite Index during the period. The Company has not included market price targets of the Common Shares as a component in any part of the Company’s executive compensation program and strategy. As the Company is currently a research and development company, the Company requires significant employee contribution for long periods while it conducts research, the efforts and value of which are unlikely to be fully reflected in the Company’s market price until such time as the research and development is completed and announced.

3.1.4    Anti-Hedging Protection
The Company has a written code of business conduct (the "Code") for its Directors, Officers and employees, which is filed on the Company’s website at www.auriniapharma.com. The Code requires that all employees act at all times in full compliance with all laws applicable to the business of the Company. The Board implemented a written anti-hedging policy for all employees, Directors and senior officers of the Company on March 8, 2012. This policy specifically prohibits a Director or NEO from purchasing financial instruments designed to hedge or offset a decrease in market value of any Common Shares granted as compensation or held, directly or indirectly, by the NEO or Director.

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3.1.5    Summary Compensation Table
The following table details the compensation information for each of the Company’s three most recently completed financial years for the NEOs.

Name and principal position	Year	Salary ($)(2)	Share-based awards ($)	Option-based awards(3) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation(17) ($)	Total compensation ($)
					Annual incentive plans(4)	Long-term incentive plans
Dr. Richard Glickman Chairman, President and CEO(1)	2018	544,250	Nil	914,874(5)	343,000	Nil	Nil	Nil	1,802,124
	2017	465,628	Nil	2,249,019(10)	396,568(16)	Nil	Nil	Nil	3,111,215
	2016	Nil	Nil	Nil	Nil	Nil	Nil	103,220(18)	103,220
Mr. Dennis Bourgeault Chief Financial Officer	2018	242,969	Nil	351,432(6)	86,220	Nil	Nil	Nil	680,621
	2017	215,528	Nil	374,836(11)	90,956	Nil	Nil	Nil	681,320
	2016	203,175	Nil	67,313(15)	58,126	Nil	Nil	Nil	328,614
Dr. Neil Solomons Chief Medical Officer	2018	340,351	Nil	410,004(7)	130,856	Nil	Nil	Nil	881,211
	2017	329,375	Nil	325,572(12)	137,233	Nil	Nil	Nil	792,180
	2016	244,939	Nil	67,313(15)	89,864	Nil	Nil	Nil	402,116
Dr. Robert Huizinga Executive Vice President, Corporate Development	2018	320,330	Nil	527,149(8)	115,935	Nil	Nil	Nil	963,414
	2017	290,312	Nil	235,611(13)	121,880	Nil	Nil	Nil	647,803
	2016	188,125	Nil	67,313(15)	69,340	Nil	Nil	Nil	324,778
Mr. Michael Martin Chief Operating Officer	2018	252,688	Nil	351,432(9)	97,882	Nil	Nil	Nil	702,002
	2017	231,492	Nil	192,773(14)	101,851	Nil	Nil	Nil	526,116
	2016	218,225	Nil	67,313(15)	62,431	Nil	Nil	Nil	347,969
Notes:

(1)
Dr. Glickman did not receive any additional remuneration relating to his position as a Director or as the Chairman of the Board in 2017 and 2018. Dr. Glickman's 2017 salary was for the period between February 6, 2017 (the date he was appointed Chief Executive Officer) and December 31, 2017.

(2)	The salaries of the NEOs are paid in Canadian dollars which is converted into US dollars at an average quarterly rate.

(3)
Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule.

(4)	The Annual Incentive Plan amounts for each NEO are calculated initially in Canadian dollars and converted into US dollars at the year-end rate.

(5)	Calculation based on 400,000 options at an exercise price of CDN$6.42; Black-Scholes valuation factor = CDN$2.8314- converted into US$ at a rate of US$1.00 = CDN$1.2379.

(6)	Calculation based on 150,000 options at an exercise price of CDN$6.52; Black-Scholes valuation factor = CDN$2.8800 - converted into US$ at a rate of US$1.00 = CDN$1.2293.

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(7)	Calculation based on 175,000 options at an exercise price of CDN$6.52; Black-Scholes valuation factor = CDN$2.8800 - converted into US$ at a rate of US$1.00 = CDN$1.2293.

(8)	Calculation based on 225,000 options at an exercise price of CDN$6.52; Black-Scholes valuation factor = CDN$2.8800 - converted into US$ at a rate of US$1.00 = CDN$1.2293.

(9)	Calculation based on 150,000 options at an exercise price of CDN$6.52; Black-Scholes valuation factor = CDN$2.8800 - converted into US$ at a rate of US$1.00 = CDN$1.2293.

(10)
Calculation based on 1,050,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141. These options were granted in connection with the appointment of Dr. Glickman as the Company’s Chief Executive Officer.

(11)	Calculation based on 175,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141.

(12)	Calculation based on 152,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141.

(13)	Calculation based on 110,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141.

(14)	Calculation based on 90,000 options at an exercise price of CDN$4.21; Black-Scholes valuation factor = CDN$2.8147 - converted into US$ at a rate of US$1.00 = CDN$1.3141.

(15)	Calculation based on 40,000 options at an exercise price of CDN$3.91; Black-Scholes valuation factor = CDN$2.3824 - converted into US$ at a rate of US$1.00 = CDN$1.2965.

(16)	Represents the one-time bonus of $50,000 paid to Dr. Glickman upon entering into his employment agreement, plus the 2017 earned bonus of $346,568.

(17)
The total amount of other annual compensation including perquisites for the remaining NEO’s on an aggregate basis, generally including group insurance benefits, does not exceed the lesser of $50,000 and 10% of their annual cash compensation.

(18)	Represents fees of $88,419 and option-based awards of $14,801 earned as a Chairman of the Board.

3.1.6    Narrative Discussion of Compensation
The following is a summary of the employment agreements for each of the NEOs of the Company:
Dr. Richard M. Glickman, Former Chairman, President and CEO
On February 6, 2017, Dr. Glickman entered into an employment agreement with the Company for the position of CEO. In addition to the base salary, Dr. Glickman was also eligible to receive a cash bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determined that the Company’s performance had met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. In addition, Dr. Glickman was entitled to participate in the Company’s benefits program and to vacation of 30 business days per year. The base salary is reviewed annually by the Board. Dr. Glickman agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.
Pursuant to Dr. Glickman’s employment agreement, termination and change of control benefits were as follows:

(a)
In the event that Dr. Glickman’s employment is terminated by the Company without cause after the first year of his employment, he is entitled to receive a payment in lieu of notice equivalent to 12 months of his then current base salary, plus one additional month’s base salary for each full year of employment beyond the first 12 months of employment, up to a maximum of 18 months. If some or all bonus objectives have been satisfied prior to his last day of work for the Company, he will be entitled to a performance bonus pursuant to the performance bonus section of the employment agreement for the year of termination, with the amount to be determined based on the objectives satisfied. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of

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the employment agreement for the duration of the notice period. Notwithstanding the terms of the Company’s Stock Option Plan, all vested stock options will be extended to the original expiry date of the vested stock options.

(b)
In the event that Dr. Glickman’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Dr. Glickman is entitled to receive a lump sum payment in lieu of notice equal to 18 months of his then current base salary, and if awarded and payable, the bonus for that year. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement during the 12-month period following the termination date. All of Dr. Glickman’s unexercised stock options will immediately vest upon the termination of his employment and shall be fully exercisable in accordance with the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(c)
On April 29, 2019, Dr. Richard Glickman, who previously announced his plans to retire on November 6, 2018, resigned from his position as an officer and director of the Company. The Company entered into a Retirement Transition Agreement with him (the "Retirement Agreement") whereby Dr. Glickman agreed to remain as an advisor to the Company’s new CEO for a period of 12 months from the date he ceased his duties as CEO. Pursuant to the Retirement Agreement, Dr. Glickman is entitled to receive the cash bonus he would have been eligible to receive pursuant to his employment agreement had he not retired, such bonus to be pro-rated to May 6, 2019. In addition, any stock options that remain unvested as at May 6, 2019 will vest equally on the last day of each month (over 12 months) during which Dr. Glickman has made himself reasonably available to the Company’s new CEO. All Dr. Glickman's vested options will be permitted to be exercised for a period of 15 months following May 6, 2019. Pursuant to the Retirement Agreement, Dr. Glickman continues to be bound by the non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions of the employment agreement, with the exception that the restrictive covenants have been extended from six months to 12 months from May 6, 2019.

Mr. Peter Greenleaf was appointed as CEO on April 29, 2019. Although Mr. Greenleaf is not an NEO as at December 31, 2018, the key terms of his compensation and employment agreement are set out later in this section.
Dr. Neil Solomons, MD, Chief Medical Officer
On September 12, 2012, Dr. Neil Solomons entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Medical Officer. The employment agreement became effective 15 days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Dr. Solomons will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. In addition to his base salary, which is reviewed annually by the Board, Dr. Solomons is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Dr. Solomons is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Dr. Solomons is entitled to participate in the Company’s benefits program and to paid vacation of 30 business days per year. Dr. Neil Solomons agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

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Pursuant to Dr. Solomons’ employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Dr. Solomons’ employment is terminated by the Company without cause, he will be entitled to receive a payment in lieu of notice equivalent to 12 months of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Dr. Solomons’ unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)
In the event that Dr. Solomons’ employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Dr. Solomons is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12-month period. All of Dr. Solomons’ unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Mr. Michael Martin, Chief Operating Officer
On September 12, 2012, Mr. Michael Martin entered into an employment agreement with Aurinia Pharma Corp. for the position of Chief Operating Officer. The employment agreement became effective 15 days after the completion of the Plan of Arrangement between Aurinia Pharma Corp. and the Company on September 20, 2013. The agreement provides that Mr. Martin will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed annually by the Company. Mr. Martin is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Martin is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Mr. Martin is entitled to participate in the Company’s benefits program and to paid vacation of 30 business days per year. Michael Martin agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.
Pursuant to Mr. Martin’s employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Mr. Martin’s employment is terminated by the Company without cause, he will be entitled to receive a payment in lieu of notice equivalent to 12 months of his then current base salary, plus one additional month’s base salary for each full year of employment, up to a maximum of 18 months in the aggregate, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement for the duration of the notice period. All of Mr. Martin’s unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

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(b)
In the event that Mr. Martin’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Mr. Martin is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12-month period. All of Mr. Martin’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Mr. Dennis Bourgeault, CFO
Mr. Dennis Bourgeault entered into a new employment agreement effective October 1, 2018 respecting his employment as an executive of the Company, replacing the previous employment contract entered into on June 19, 2009. The agreement provides that Mr. Bourgeault will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed annually by the Company. Mr. Bourgeault is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Bourgeault is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Mr. Bourgeault is entitled to participate in the Company’s benefits program and to paid vacation of 30 business days per year.
Mr. Bourgeault is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, Mr. Bourgeault will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and his entitlement to further royalty or sales payments shall end. The entitlement to receive any payments pursuant to this section will immediately end if Mr. Bourgeault is terminated with cause. Should his employment be terminated without "cause", Mr. Bourgeault will have a continuing right to receive payments pursuant to this section. Further, in the event his employment ends after October 1, 2019 as a result of (i) resignation for "good reason" (ii) retirement or (iii) a frustration of contract arising from a disability, Mr. Bourgeault will be entitled to receive payments pursuant to this section. Notwithstanding any of the foregoing, Mr. Bourgeault’s right to receive payments pursuant to this section shall immediately terminate upon death. Dennis Bourgeault agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

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Pursuant to Mr. Bourgeault’s employment agreement, termination and change of control benefits are as follows:

(a)
In the event that Mr. Bourgeault’s employment is terminated by the Company without cause or by the executive for "good reason", Mr. Bourgeault is entitled to receive a cash payment in lieu of notice equivalent to 18 months of his annualized base salary then in effect, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. All of Mr. Bourgeault’s unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(b)
In the event that Mr. Bourgeault’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Mr. Bourgeault is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his annualized base salary then in effect, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12-month period. All of Mr. Bourgeault’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Dr. Robert B. Huizinga, Executive Vice President, Corporate Development
Dr. Robert Huizinga entered into a new employment agreement effective October 1, 2018 respecting his employment as an executive of the Company, replacing the previous employment contract entered into on January 1, 2012. The agreement provides that Dr. Huizinga will devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis. His salary is reviewed at least annually by the Company. Dr. Huizinga is eligible to receive a cash bonus with a target payment of 40% of his base salary if the Board, in its sole discretion, determines that the Company’s performance has met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Dr. Huizinga is entitled to receive stock options pursuant to the Stock Option Plan as may be determined by the Board from time to time. In addition, Dr. Huizinga is entitled to participate in the Company’s benefits program and to paid vacation of 30 business days per year.
Dr. Huizinga is also entitled to receive a retention incentive, granted to him in 2012, whereby he shall receive 0.1675% of royalty licensing revenue for royalties received on the sale of voclosporin by licensees and/or 0.025% of net sales of voclosporin sold directly by the Company, to be paid quarterly as that revenue is received by the Company. Should the Company sell substantially all of the assets of voclosporin to a third party or transfer those assets to another party in a merger, Dr. Huizinga will be entitled to receive 0.025% of the value attributable to voclosporin in the transaction, and his entitlement to further royalty or sales payments shall end. The entitlement to receive any payments pursuant to this section will immediately end if Dr. Huizinga is terminated with cause. Should his employment be terminated without "cause", Dr. Huizinga will have a continuing right to receive payments pursuant to this section. Further, in the event his employment ends after October 1, 2019 as a result of (i) resignation for "good reason" (ii) retirement or (iii) a frustration of contract arising from a disability, Dr. Huizinga will be entitled to receive payments pursuant to this section. Notwithstanding any of the foregoing, Dr. Huizinga’s right to receive payments pursuant to this section shall immediately terminate upon death. Dr. Robert Huizinga agreed to non-competition, non-solicitation, non-disclosure and assignment of intellectual property provisions in favour of the Company.

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Pursuant to Dr. Huizinga’s employment agreement, termination and change of control benefits are as follows:

(c)
In the event that Dr. Huizinga’s employment is terminated by the Company without cause or by the executive for "good reason", Dr. Huizinga is entitled to receive a cash payment in lieu of notice equivalent to 18 months of his annualized base salary then in effect, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. All of Dr. Huizinga’s unexercised vested options would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

(d)
In the event that Dr. Huizinga’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Dr. Huizinga is entitled to receive a lump sum payment in lieu of notice equal to 150% of 12 months of his annualized base salary then in effect, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, the Company is to maintain the benefits pursuant to the benefits section of the employment agreement during the 12-month period. All of Dr. Huizinga’s unexercised stock options would fully vest and would be exercisable over a period of 90 days pursuant to the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Mr. Peter Greenleaf, CEO (Effective April 29, 2019)
On April 11, 2019, Mr. Peter Greenleaf entered into an employment agreement with the Company for the position of CEO commencing on April 29, 2019. The agreement provides that Mr. Greenleaf devote his sole skill and efforts to discharging his duties to the Company on a full-time and exclusive basis and that he will serve as a member of the Board. In addition to his base salary of $650,000, Mr. Greenleaf will receive a signing bonus of $250,000 conditional upon his remaining employed by the Company for a period of 12 months from April 29, 2019. Mr. Greenleaf is eligible to receive a performance bonus with a target payment of 70% of his base salary if the Board, in its sole discretion, determines that the Company’s performance had met certain short-term and long-term business performance objectives established from time to time by the Board, subject to any rules the Company may develop regarding the bonus scheme. Mr. Greenleaf is entitled to receive an initial grant of 1,600,000 stock options subject to the Company’s insider trading guidelines and the blackout provisions therein. In addition, Mr. Greenleaf is entitled to participate in the Company’s benefit program and to vacation of 30 business days per year. The base salary is reviewed annually by the Board.
Mr. Greenleaf’s base salary was approved by the Board based on the recommendation of the Compensation Committee at the time. In determining recommendations for his total compensation as the new CEO, the Compensation Committee considered Mr. Greenleaf’s experience and expertise, the needs of the Company, the compensation of the previous CEO, and CEO compensation with pharmaceutical companies of a similar size and nature.
Pursuant to Mr. Greenleaf’s employment agreement, termination and change of control benefits are as follows:

(e)
In the event that Mr. Greenleaf’s employment is terminated by the Company without cause, he is entitled to receive continuing payments of severance pay for a period of 12 months, plus one additional month for each full year of employment, up to a maximum of 18 months in the aggregate, equal to his then current base salary, plus such other sums, if granted, pursuant to the performance bonus section of the employment agreement. In addition, to the extent permitted by law and subject to the terms and conditions of any benefit plans in effect from time to time, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement for the duration of the severance period. Any options forming part of the initial option

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grant that are unvested as of the termination date, but would have vested during the severance period, would immediately vest upon termination.

(f)
In the event that Mr. Greenleaf’s employment is terminated by the Company without cause or by the executive for "good reason" within 12 months following a change in control of the Company, Mr. Greenleaf is entitled to receive a lump sum payment equal to 18 months of his then current base salary, and if awarded and payable, the target bonus for the year of termination. In addition, the Company is to maintain health and medical benefits pursuant to the benefits section of the employment agreement during the 12-month period following the termination date. All of Mr. Greenleaf’s unexercised stock options will immediately vest upon the termination of his employment and shall be fully exercisable in accordance with the terms and conditions under which the stock options were granted, subject to the prior expiry of his stock options in accordance with their terms.

Estimated Termination Payments
The table below reflects amounts that would have been payable to each NEO if the NEO’s employment had been terminated on December 31, 2018 either (i) without cause, or (ii) following or in connection with a change in control.

	Termination Without Cause			Termination Following Change in Control
	Severance ($)	Accelerated Vesting of Options(9) ($)	Continuation of Benefits ($)	Severance ($)	Accelerated Vesting of Options(9) ($)	Continuation of Benefits ($)
Dr. Richard Glickman	925,132(1)	Nil	7,275	1,138,924(2)	1,743,741	6,715
Mr. Dennis Bourgeault	496,063(3)	Nil	Nil	496,063(3)	472,084	6,741
Dr. Neil Solomons	668,3034)	Nil	6,584	695,043(5)	475,370	4,648
Dr. Robert Huizinga	640,766(6)	Nil	Nil	640,766(6)	487,727	5,414
Mr. Michael Martin	454,130(7)	Nil	7,670	473,983(8)	349,237	5,414
Notes:

(1)	Severance amount is comprised of 13 months' salary in the sum of $555,858, plus accrued bonus of $343,000 and accrued vacation pay of $26,274. The bonus was paid out in the first quarter of 2019.

(2)	Severance amount is comprised of 18 months’ salary in the sum of $769,650 plus accrued bonus of $343,000 and accrued vacation pay of $26,274. The bonus was paid out in the first quarter of 2019.

(3)	Severance amount is comprised of 18 months’ salary in the sum of $343,595 plus accrued bonus of $86,220 and accrued vacation pay of $66,248. The bonus was paid out in the first quarter of 2019.

(4)	Severance amount is comprised of 17 months’ salary in the sum of $454,567 plus accrued bonus of $130,856 and accrued vacation pay of $82,880. The bonus was paid out in the first quarter of 2019.

(5)	Severance amount is comprised of 18 months’ salary in the sum of $481,307 plus accrued bonus of $130,856 and accrued vacation pay of $82,880. The bonus was paid out in the first quarter of 2019.

(6)	Severance amount is comprised of 18 months’ salary in the sum of $452,994 plus accrued bonus of $115,935 and accrued vacation pay of $71,837. The bonus was paid out in the first quarter of 2019.

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(7)	Severance amount is comprised of 17 months’ salary in the sum of $337,485 plus accrued bonus of $97,882 and accrued vacation pay of $18,763. The bonus was paid out in the first quarter of 2019.

(8)	Severance amount is comprised of 18 months’ salary in the sum of $357,338 plus accrued bonus of $97,882 and accrued vacation pay of $18,763. The bonus was paid out in the first quarter of 2019.

(9)
Represents the value of unvested in-the-money options that would vest upon termination of employment as at December 31, 2018. Closing share price on TSX on December 31, 2018 was CDN$9.28= US$6.80, converted to US$ at a rate of US$1.00 = CDN$1.3643.

3.1.7    Incentive Plan Awards
a)    Outstanding Share-Based Awards and Option Based Awards
The following table indicates for each of the NEOs all awards outstanding at the end of the 2018 financial year.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Richard Glickman	400,000	5.19	February 5, 2028	838,552	Nil	Nil	Nil
	1,050,000	3.20	February 9, 2027	3,902,126	Nil	Nil	Nil
	200,000	3.19	February 18, 2024	847,348	Nil	Nil	Nil
	10,000	3.08	March 23, 2021	38,996	Nil	Nil	Nil
	10,000	3.59	January 6, 2020	36,870	Nil	Nil	Nil
Mr. Dennis Bourgeault	150,000	5.30	February 1, 2028	303,462	Nil	Nil	Nil
	175,000	3.20	February 9, 2027	650,354	Nil	Nil	Nil
	40,000	3.02	March 30, 2021	157,448	Nil	Nil	Nil
	93,337	3.40	August 17, 2020	330,449	Nil	Nil	Nil
	137,439	3.59	January 6, 2020	506,736	Nil	Nil	Nil
Dr. Neil Solomons	175,000	5.30	February 1, 2028	354,039	Nil	Nil	Nil
	152,000	3.20	February 9, 2027	564,879	Nil	Nil	Nil
	40,000	3.02	March 30, 2021	157,448	Nil	Nil	Nil
	147,439	3.59	January 6, 2020	543,606	Nil	Nil	Nil
Mr. Michael Martin	150,000	5.30	February 1, 2028	303,462	Nil	Nil	Nil
	90,000	3.20	February 9, 2027	334,468	Nil	Nil	Nil
	40,000	3.02	March 30, 2021	157,448	Nil	Nil	Nil
	147,439	3.59	January 6, 2020	543,606	Nil	Nil	Nil
Dr. Robert Huizinga	225,000	5.30	February 1, 2028	455,193	Nil	Nil	Nil
	110,000	3.20	February 9, 2027	408,794	Nil	Nil	Nil
	16,000	3.45	December 11, 2022	67,788	Nil	Nil	Nil
	40,000	3.02	March 30, 2021	157,448	Nil	Nil	Nil
	31,529	3.40	August 17, 2020	111,625	Nil	Nil	Nil
	100,008	3.59	January 6, 2020	368,728	Nil	Nil	Nil

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Notes:

(1)
Closing share price on TSX on December 31, 2018 was CDN$9.28; closing price on the NASDAQ on December 31, 2018 was US$6.82. The value of unexercised in-the-money options was determined using the TSX closing price multiplied by the number of options converted to US dollars at a rate of US$1.00 = CDN$1.3643.

(2)
Option exercise price was determined based on the Canadian dollar exercise price at the time of the grant converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

b)    Value Vested or Earned on Incentive Plan Awards during the Most Recently Completed Fiscal Year
The following table indicates for each of the NEOs the value on vesting of all awards during the 2018 financial year.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested (#)	Value vested during the year(1) ($)
Dr. Richard Glickman	373,611	661,079	Nil	Nil
Mr. Dennis Bourgeault	100,000	156,067	Nil	Nil
Dr. Neil Solomons	99,278	143,580	Nil	Nil
Dr. Robert Huizinga	99,166	121,551	Nil	Nil
Mr. Michael Martin	71,667	93,336	Nil	Nil
Note:

(1)
The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting and has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

3.2    COMPENSATION OF DIRECTORS
As at December 31, 2018, the Board consisted of seven non-executive Directors (Mr. Jeff Randall, Dr. David Jayne, Dr. Joon Lee, Dr. George M. Milne, Jr., Dr. Benjamin Rovinski, Mr. Joseph Hagan and Dr. Michael Hayden) in addition to Dr. Richard Glickman, Chairman and CEO.

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Summary Compensation Table:
The following table provides details of the total compensation awarded to the Directors who were not NEOs of the Company during the 2018 financial year.

Name	Earned Fees ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Mr. Jeff Randall	85,000	Nil	68,616(2)	Nil	Nil	Nil	153,616
Dr. Benjamin Rovinski	62,500	Nil	68,616(2)	Nil	Nil	Nil	131,116
Dr. Joon Lee	65,500	Nil	68,616(2)	Nil	Nil	Nil	134,116
Dr. David Jayne	52,500	Nil	68,616(2)	Nil	Nil	Nil	121,616
Dr. George M. Milne, Jr.	58,000	Nil	68,616(2)	Nil	Nil	Nil	126,616
Mr. Joseph Hagan	53,000	Nil	112,096(3)	Nil	Nil	Nil	165,096
Dr. Michael Hayden	55,000	Nil	120,412(4)	Nil	Nil	Nil	175,412
Notes:

(1)
Calculated as of the grant date using the Black-Scholes option pricing model. The value shown is calculated by multiplying the number of stock options granted by the Canadian dollar exercise price at the time of grant by the Black-Scholes valuation factor and converting the value into US$ using the Bank of Canada closing rate on the date of granting of the options. The value is the same as the accounting fair value of the full grant but is not adjusted by the vesting schedule.

(2)	Calculation based on 30,000 options at an exercise price of CDN$6.42; Black-Scholes valuation factor = CDN$2.8314 – converted into US$ at a rate of US$1.00 = CDN$1.2379.

(3)	Calculation based on 50,000 options at an exercise price of CDN$6.40; Black-Scholes valuation factor = CDN$2.8214 – converted into US$ at a rate of US$1.00 = CDN$1.2585.

(4)	Calculation based on 50,000 options at an exercise price of CDN$6.92; Black-Scholes valuation factor = CDN$3.0515 – converted into US$ at a rate of US$1.00 = CDN$1.2671.

Compensation for the Directors is determined by the Board of Directors. The Board has sought advice from third party advisors in respect to the compensation of the Directors, most recently Arnosti in 2018.
In 2018, non-management Directors (other than the Lead Director) earned an annual retainer fee of $40,000 for acting as a Board member. The Lead Director earned an annual retainer fee of $65,000. Directors were paid in US dollars at the end of each quarter.
Annual committee compensation for 2018 was as follows:

•	Compensation Committee Chair Retainer: $15,000
Compensation Committee Member Retainer: $5,000

•	Audit Committee Chair Retainer: $15,000
Audit Committee Member Retainer: $7,500

•	Governance Committee Chair Retainer: $10,000
Governance Committee Member Retainer: $5,000

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•	Research Committee Chair Retainer: $15,000
Research Committee Member Retainer: $7,500
Effective January 30, 2018, following consultation with Arnosti (including a review of compensation paid to the directors in the Company’s peer group) and upon recommendation of the Compensation Committee, the Board approved an annual grant of 30,000 stock options to non-management Board members and the grant of 50,000 stock options upon the election or appointment of a new Board member.
The Company granted 30,000 stock options on February 5, 2018 at a price of $5.19 (CDN$6.42) to each of the then non-management Directors, Dr. Rovinski, Mr. Randall, Dr. Jayne, Dr. Lee and Dr. Milne. On February 9, 2018, the Company granted Mr. Hagan 50,000 stock options at a price of $5.09 (CDN$6.40) related to his appointment as a new Board member in 2018. On February 22, 2018, the Company granted Dr. Hayden 50,000 stock options at a price of $5.46 (CDN$6.92) related to his appointment as a new Board member in 2018. All of the director options are exercisable for ten years and vest in equal amounts over 12 months.

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Outstanding Share-Based Awards and Option-Based Awards
The following table indicates all awards outstanding at the end of the 2018 financial year for each of the Directors who were not NEOs.

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(2) ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dr. Benjamin Rovinski	30,000	5.19	February 5, 2028	62,891	Nil	Nil	Nil
	20,000	6.95	April 26, 2027	Nil	Nil	Nil	Nil
	10,000	3.62	February 16, 2027	33,352	Nil	Nil	Nil
	10,000	3.00	March 23, 2021	38,996	Nil	Nil	Nil
	10,000	3.59	January 6, 2020	36,870	Nil	Nil	Nil
	20,000	3.19	February 18, 2024	84,735	Nil	Nil	Nil
Dr. David Jayne	30,000	5.19	February 5, 2028	62,891	Nil	Nil	Nil
	20,000	6.95	April 26, 2027	Nil	Nil	Nil	Nil
	10,000	3.62	February 16, 2027	33,352	Nil	Nil	Nil
	10,000	3.00	March 23, 2021	38,996	Nil	Nil	Nil
	20,000	3.47	June 2, 2020	72,860	Nil	Nil	Nil
Mr. Jeff Randall	30,000	5.19	February 5, 2028	62,891	Nil	Nil	Nil
	20,000	6.95	April 26, 2027	Nil	Nil	Nil	Nil
	10,000	3.62	February 16, 2027	33,352	Nil	Nil	Nil
	10,000	2.74	January 20, 2027	41,268	Nil	Nil	Nil
	10,000	2.78	December 14, 2026	41,268	Nil	Nil	Nil
Dr. Joon Lee	30,000	5.19	February 5, 2028	62,891	Nil	Nil	Nil
	20,000	6.95	April 26, 2027	Nil	Nil	Nil	Nil
	10,000	3.62	February 16, 2027	33,352	Nil	Nil	Nil
	10,000	3.00	March 23, 2021	38,996	Nil	Nil	Nil
	20,000	3.47	June 2, 2020	72,860	Nil	Nil	Nil
Dr. George M. Milne, Jr.	30,000	5.19	February 5, 2028	62,891	Nil	Nil	Nil
	50,000	6.40	June 23, 2027	29,320	Nil	Nil	Nil
Mr. Joseph Hagan	50,000	5.09	February 9, 2028	105,552	Nil	Nil	Nil
Dr. Michael Hayden	50,000	5.46	February 22, 2028	86,494	Nil	Nil	Nil
Notes:
(1)    Closing share price on TSX on December 31, 2018 was CDN$9.28 = US$6.80, converted to US$ at a rate of US$1.00 = CDN$1.3643.
(2)    Option exercise price has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

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Value Vested or Earned on Incentive Plan Awards During the Most Recently Completed Fiscal Year:
The following table indicates the value on vesting of all awards during the 2018 financial year for each of the Directors who were not NEOs.

Name	Option-based Awards		Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
	Number of Securities Underlying Options Vested(1) (#)	Value vested during the year(2) ($)
Mr. Jeff Randall	34,167	22,435	Nil	Nil
Dr. Benjamin Rovinski	33,334	20,358	Nil	Nil
Dr. David Jayne	33,334	20,358	Nil	Nil
Dr. Joon Lee	33,334	20,358	Nil	Nil
Dr. George M. Milne, Jr.	50,000	17,974	Nil	Nil
Mr. Joseph Hagan	41,667	28,771	Nil	Nil
Dr. Michael Hayden	41,667	10,326	Nil	Nil
Notes:

(1)	The value reflected in the above chart relates to the in-the-money value of options at the date of the vesting.

(2)	The value vested during the year has been converted into US$ using the Bank of Canada closing rate on the date of granting of the options.

3.3    EQUITY COMPENSATION PLAN
3.3.1    Stock Option Plan
The following is a summary of the material terms of the Stock Option Plan:

•
Administration. The Stock Option Plan is administered by the Board (or a committee thereof) which has the power to (i) grant options, (ii) reserve Common Shares for issuance upon the exercise of options, (iii) determine the terms, limitations, restrictions and conditions respecting option grants, (iv) interpret the Stock Option Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Stock Option Plan , and (v) make all other determinations and take all other actions in connection with the implementation and administration of the Stock Option Plan.

•
Number of Securities Issuable. The Stock Option Plan is a rolling stock option plan that reserves, for issuance pursuant to stock options, a maximum number of Common Shares equal to 12.5% of the outstanding Common Shares of the Company at the time the Common Shares are reserved for issuance. As at May 9, 2019, an aggregate of 8,184,969 Common Shares (or 8.92% of the total number of issued and outstanding Common Shares) are issuable under the Stock Option Plan pursuant to outstanding options leaving a total of 3,277,901 Common Shares (or 3.57% of the total number of issued and outstanding Common Shares) issuable under the Stock Option Plan.

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•
Eligible Persons. "Service Providers" are eligible to receive grants of options under the Stock Option Plan. "Service Providers" is defined as bona fide directors, officers, employees, management company employees and consultants and also includes a company of which 100% of the share capital is beneficially owned by one or more individual Service Providers.

•
Shareholder Approval. The unallocated entitlements under the Stock Option Plan must be approved by the Shareholders every three years. The Shareholders last re-approved the unallocated entitlements under the Stock Option Plan on June 21, 2017.

•	Grants to One Person. The number of Common Shares reserved for issue to any one person under the Stock Option Plan may not exceed 5% of the outstanding Common Shares at the time of grant.

•
Insiders. Without the prior approval of the Shareholders, the number of Common Shares being issuable to insiders under the Stock Option Plan at any time, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders under the Stock Option Plan, when combined with all of the Company’s other share compensation arrangements, shall not exceed 10% of the issued and outstanding Common Shares in any 12 month period.

•
Exercise Price. The exercise price of options under the Stock Option Plan will be set by the Board at the time of grant and cannot be less than the Market Price (defined in the Stock Option Plan as the closing trading price for the Common Shares on the TSX on the day immediately prior to the date of grant).

•	Vesting. Vesting of options is at the discretion of the Board. Options become exercisable only after they vest in accordance with the respective commitment and exercise form.

•	Term of Options. Options granted under the Stock Option Plan will have a maximum term of ten years from their date of grant.

•	No Assignment. All options will be exercisable only by the optionee to whom they are granted and are non-assignable and non-transferable.

•	Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

◦
in the event of an optionee’s death, any vested option held by the optionee at the date of death will be exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of 12 months after the date of death and the date of expiration of the term otherwise applicable to such option;

◦
in the event of an optionee’s disability, any vested option held by the optionee will be exercisable until the earlier of 12 months after the date the Board makes a determination of disability and the date of expiration of the term otherwise applicable to such option;

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◦
generally speaking, vested options will expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a Director or Officer of, the Company, and any unvested options shall immediately terminate.

•	Change in Control. Upon a change in control or takeover bid, vesting can be accelerated in accordance with the provisions set out in the Stock Option Plan.

•
Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within nine business days of the expiry of a black-out, the expiry date of the option will be extended to ten business days after the trading restrictions are lifted.

•	Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Stock Option Plan:

◦	an increase to the aggregate percentage of securities issuable under the Stock Option Plan;

◦	a reduction in the exercise price of an outstanding option;

◦	an extension of the term of any option beyond the expiry date;

◦	any amendment to permit assignments or exercises other than by the optionee other than as set out in the Stock Option Plan;

◦	amendment to the individuals eligible to receive options under the Stock Option Plan;

◦
an amendment to the Stock Option Plan to provide for other types of compensation through equity issuance, other than an amendment in the nature of a substitution and/or adjustment made by the Board in response to a change to, event affecting, exchange of, or corporate change or transaction affecting the Common Shares; and

◦	an amendment which is required to be approved by Shareholders under applicable law (including, without limitation, applicable TSX policies).

•	Amendments Without Shareholder Approval. Subject to the policies of the TSX, the Stock Option Plan may be amended without Shareholder approval for the following:

◦	amendments of a "housekeeping" nature;

◦	amendments necessary to comply with the provisions of applicable law;

◦	amendments respecting the administration of the Stock Option Plan;

◦	any amendment to the vesting provisions of the Stock Option Plan or any option;

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◦
any amendment to the early termination provisions of the Stock Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

◦	any amendments necessary to suspend or terminate the Stock Option Plan; and

◦	any other amendment not requiring Shareholder approval under applicable law (including, without limitation, applicable TSX policies).
The Company has not provided any financial assistance to participants under the Stock Option Plan to facilitate the purchase of securities under the Stock Option Plan.
The table below shows the burn rate in respect of the Stock Option Plan for the last three fiscal years, calculated by dividing the number of options granted under the Stock Option Plan in the fiscal year by the weighted average number of securities outstanding for the year:

(as at December 31)	2018	2017	2016
Number of options granted under the Stock Option Plan	3,003,000	2,728,500	1,470,000
Weighted average number of securities outstanding	84,782,436	76,918,394	35,285,288
Burn Rate (%)	3.54%	3.55%	4.17%

3.3.2    Pension Plan Benefits
The Company does not provide retirement benefits for Directors or Officers.
3.4    SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table indicates the number of Common Shares to be issued upon the exercise of outstanding options, the weighted average exercise price of such outstanding options and the number of Common Shares remaining for future issuance under the Stock Option Plan as at December 31, 2018.

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Plan Category	Number of common shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the equity compensation plans (excluding securities reflected in the first column)(1)
Equity Compensation plans approved by security holders Stock Option Plan	7,426,826	4.07(2)	3,260,702
Equity compensation plans not approved by security holders Option Commitment	163,601(3)	2.68(4)	n/a
Total:	7,590,427	4.04	3,260,702
Notes:

(1)
Under the Stock Option Plan, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the Stock Option Plan will result in an additional option being available for grant under the Stock Option Plan.

(2)	Weighted-average exercise price of CDN$5.55 converted into US$ at the Bank of Canada closing rate on December 31, 2018 of US$1.00 = CDN$1.3643.

(3)
200,000 options to acquire Common Shares were issued under an option commitment to Bradley J. Dickerson on May 2, 2016 under section 613(c) of the TSX Company Manual which allows the Company to issue security based compensation without shareholder approval as an inducement to employment to a person not previously employed by the Company to enter into full time employment with the Company. Mr. Dickerson’s options vest according to a vesting schedule specified in the option commitment, becoming fully vested on the third year anniversary of the grant date, for so long as he remains employed by the Company, and may be exercised up to five years from the grant date at an exercise price of CDN$3.66 per Common Share. As at December 31, 2018, 163,601 options remain outstanding. On April 29, 2019, the Company issued an additional 1,600,000 options to purchase Common Shares under an option commitment to Peter Greenleaf under section 613(c) of the TSX Company Manual. Mr. Greenleaf’s options vest according to a vesting schedule specified in the option commitment, becoming fully vested on the fourth year anniversary of the grant date, for so long as he remains employed by the Company, and may be exercised up to ten years from the grant date at an exercise price of CDN$8.45 per Common Share. As these options were issued after December 31, 2018, they are not included in the above table. While options issued under option commitments are not issued pursuant to the Stock Option Plan, to the extent not otherwise specified in the relevant option commitment, the options will be governed by like terms and conditions as set out in the Stock Option Plan, and such terms are specifically incorporated into the option commitments.

(4)	Exercise price of CDN$3.66 converted into US$ at the Bank of Canada closing rate on December 31, 2018 of US$1.00 = CDN$1.3643.

3.5    INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No Directors, Officers and employees or former Directors, Officers and employees of the Company nor any proposed nominee for election as a Director of the Company is or was indebted to the Company at any time since the beginning of the fiscal year ended December 31, 2018.

PART 4
REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS
Corporate governance is the process and structure used to direct and manage the business and affairs of the Company to achieve the Shareholders’ objectives. The Canadian Securities Administrators (the "CSA") has adopted National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") to provide guidance to Canadian reporting issuers regarding corporate governance. NP 58-201 relates to a number of significant governance issues, including the proper role of the Board, its structure and composition and its relationship with Shareholders and management. The CSA has also adopted National Instrument 58-101 - Disclosure of Corporate Governance Practices requiring that disclosure be

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made by a listed corporation of its corporate governance practices. A complete description of the Company’s corporate governance practices, with specific references to NP 58-201, is attached hereto as Appendix "A". The Board has reviewed the disclosure set out in Appendix "A".
The Board continues to periodically review corporate governance proposals made by the CSA. As new standards become effective, the Board will review and amend, where necessary and appropriate, the Company’s corporate governance practices and eligibility of the members of the Board on each committee.

4.1    COMMITTEES OF THE BOARD
The Board has four standing committees: Audit Committee, Compensation Committee, Governance & Nomination Committee and Research Committee. The following are descriptions of the four standing committees of the Board:
Audit Committee
Members: Mr. Jeff Randall (Chair), Dr. Benjamin Rovinski and Dr. Joon Lee
The Audit Committee is presently composed of three Directors, all of whom are "financially literate" as that term is defined in National Instrument 52-110 - Audit Committees ("NI 52-110"). Mr. Randall, Dr. Rovinski and Dr. Lee are considered independent Directors. Please refer to the description of the Audit Committee set out in the Company’s annual information form for the year ended December 31, 2018 (the "AIF"), including the information required to be disclosed under NI 52-110, available on the SEDAR website at www.sedar.com.
As Mr. Randall and Dr. Rovinski are not standing for re-election, the membership of this committee will be determined at the board meeting immediately following the Meeting.
Compensation Committee
Members: Dr. Benjamin Rovinski (Chair), Mr. Jeff Randall and Dr. Joon Lee.
The Compensation Committee is presently composed of three Directors, all of whom are independent.
The Compensation Committee is responsible for ensuring that effective human resources and compensation policies and procedures are in place for the Company, including oversight of Director, Officer and employee remuneration and compensation, employment contracts, together with oversight of the evaluation of management of the Company.
As Mr. Randall and Dr. Rovinski are not standing for re-election, the membership of this committee will be determined at the board meeting immediately following the Meeting.

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Governance & Nomination Committee
Members: Dr. George M. Milne, Jr. (Chair), Dr. David Jayne and Dr. Joon Lee
The Company’s corporate governance committee (the "Governance & Nomination Committee") is presently composed of three Directors all of whom are independent.
The Governance & Nomination Committee assists the Board in fulfilling its responsibilities in relation to the monitoring and oversight of the quality and effectiveness of the Company’s governance practices and policies, considering nominees for the Board and considering any conflicts of interest.
Research Committee
Members: Dr. Michael Hayden (Chair) and Dr. David Jayne
The Company’s Research Committee consists of two independent Directors. The mandate of the Research Committee is to support the Company’s research initiatives, provide independent review of internal and external programs, and review additional new opportunities, as required.
Communications, Insider Trading, Confidential Information and Disclosure Policies
The Board is committed to an effective communications policy with all stakeholders including Shareholders, suppliers, advertisers, employees, agents and members of the investment community. The Company is committed to complying with all laws, regulations and policies which are applicable to it, as well as to best practices in the field. This commitment is evidenced, notably, by the adoption by the Company of a corporate disclosure policy, fraud policy and insider trading policy.
The Audit Committee reviews in advance all press releases which disclose financial results. Other continuous disclosure documents, including, without limitation, proxy-related materials and the AIF are reviewed by the executive team and, where appropriate, the Board. Where required, these documents are also approved by the Board.

4.2    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
The Company has had no material transaction with an "informed person" (as that term is defined under applicable securities laws).

4.3    SHAREHOLDER PROPOSALS
Shareholders who comply with the applicable provisions of the ABCA are, subject to certain conditions in the ABCA, entitled to have the Company include in its information circular any matter that the person proposes to raise at an annual meeting.  Any Shareholder who intends to make such a proposal to be considered by the Company for the next annual general meeting must have arranged for the Company to receive the proposal no later than March 27, 2020.

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4.4    ADDITIONAL INFORMATION
Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on the Company’s website www.auriniapharma.com, on SEDAR at www.sedar.com or at EDGAR at www.sec.gov.

4.5    CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as "anticipate", "believe", "intend", "expect", "goal", "may", "plan", "seek", "project", "should", "target", "could", "continue", "potential" and "estimated", or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements as they are inherently risky and uncertain.
The statements made in this Circular, and the in accompanying Notice of Meeting and Letter to Shareholders, may include, without limitation: statements with respect to the Company’s plans and expectations and the timing of completion and release of results of clinical trials; statements with respect to increasing the Company’s breadth and bandwidth with respect to commercialization and hiring a significant number of additional employees in the future; statements concerning the anticipated commercial potential of voclosporin; our expectation that the Company will develop into a commercial enterprise; the Company’s intention to submit a rolling NDA to the U.S. FDA in 2020 for voclosporin, the anticipated timing of results for AURORA Phase 3; the Company’s belief that its current cash position is sufficient to fund its existing lupus nephritis program, its ongoing Phase 2a study in focal segmental glomerulosclerosis, commence further studies for dry eye syndrome, and fund supporting operations until approximately mid-2020; the Company’s expectations with respect to management’s director nominees and the Company’s plans to achieve upcoming milestones.
Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based on a number of estimates and assumptions that, while considered reasonable by management, as at the date of such statements, are inherently subject to significant business, economic, competitive, political, regulatory, legal, scientific and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The factors and assumptions used by management to develop such forward-looking statements include, but are not limited to:

•	the assumption that we will be able to obtain approval from regulatory agencies on executable development programs with parameters that are satisfactory to us;

•
the assumption that we will successfully complete our clinical programs on a timely basis, including conducting the required AURORA clinical trial and meet regulatory requirements for approval of marketing authorization applications and new drug approvals, as well as favourable product labeling;

•	the assumption that the planned studies will achieve positive results;

•	the assumptions regarding the costs and expenses associated with the Company’s clinical trials;

•	the assumption the regulatory requirements and commitments will be maintained;

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•
the assumption that we will be able to meet good manufacturing practices standards and manufacture and secure a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•	the assumptions on the market value for the lupus nephritis program;

•	the assumption that the Company’s patent portfolio is sufficient and valid;

•	the assumption that the United States Patent and Trademark Office will issue a new patent for its dosing protocol once applicable steps have been followed and fees paid;

•	the assumption that the Company will be able to extend its patents to the fullest extent allowed by law, on terms most beneficial to us;

•	the assumptions on the market;

•	the assumption that the Company’s current good relationships with its suppliers, service providers and other third parties will be maintained;

•	the assumption that we will be able to attract and retain a sufficient amount of skilled staff; and/or

It is important to know that:

•
actual results could be materially different from what the Company expect if known or unknown risks affect its business, or if its estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•
forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges, and do not include the effect of activities by shareholder activists, including a proxy contest or any unsolicited takeover proposal, announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depend on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting the Company’s business.

The factors discussed below and other considerations discussed in the "Risk Factors" section of the Company’s annual information form filed on SEDAR at www.sedar.com which can be retrieved under the Company’s profile on either of the SEDAR or EDGAR websites could cause the Company’s actual results to differ significantly from those contained in any forward-looking statements.
Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any assumptions, further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•
the need for additional capital in the future to continue to fund the Company’s development programs and commercialization activities, and the effect of capital market conditions and other factors on capital availability;

•	difficulties, delays, or failures we may experience in the conduct of and reporting of results of the Company’s clinical trials for voclosporin;

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•
difficulties in meeting good manufacturing practices standards and the manufacturing and securing of a sufficient supply of voclosporin on a timely basis to successfully complete the development and commercialization of voclosporin;

•
difficulties in gaining alignment among the key regulatory jurisdictions, European Medicines Agency, Food and Drug Administration of the United States Government and Pharmaceutical and Medical Devices Agency, which may require further clinical activities;

•	difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	not being able to extend the Company’s patent portfolio for voclosporin;

•	the Company’s patent portfolio not covering all of its proposed uses of voclosporin;

•	difficulties we may experience in completing the development and commercialization of voclosporin;

•	the market for the lupus nephritis business may not be as we have estimated;

•	difficulties obtaining adequate reimbursements from third party payors;

•	difficulties obtaining formulary acceptance;

•	product liability, patent infringement and other civil litigation; and

•	injunctions, court orders, regulatory and other enforcement actions.
Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date hereof.

4.5    APPROVAL BY DIRECTORS
The contents of this Circular and the sending thereof have been approved by resolution of a special committee of the board of directors.
DATED this 29th day of May, 2019.
ON BEHALF OF THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF AURINIA PHARMACEUTICALS INC.

/s/ Dr. George M. Milne, Jr.	/s/ Peter Greenleaf
Director and Chairman of the Board	Director and Chief Executive Officer

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APPENDIX A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
The Company is committed to the highest standards of corporate governance. The Board and each of its committees have continued to refine the Company’s governance policies and procedures in light of recent regulatory initiatives that have been adopted to improve corporate governance.
Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. In addition, the Company is subject to National Instrument 52-110 – Audit Committees, which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.
The Board will continue to review the Company’s corporate governance practices on an ongoing basis in response to the evolving regulatory standards.

Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
1. Board of Directors – Disclose how the board of directors (the "Board") facilitates its exercise of independent supervision over management, including:
The Board has reviewed the independence of each director of the Board ("Director") as defined in NI 58-101. A Director who is independent has no direct or indirect material relationship with the Company, including a relationship which in the view of the Board could reasonably interfere with the Director’s exercise of independent judgment. After having reviewed the role and relationships of each Director, the Board has determined that the following Directors nominated by management for election to the Board are independent, namely:

Dr. George M. Milne, Jr.
Dr. David R.W. Jayne
Mr. Lorin J. Randall
Dr. Hyuek Joon Lee
Mr. Joseph P. Hagan
Dr. Michael Hayden
Mr. R. Hector MacKay-Dunn

(a) the identity of directors that are independent.
(b) the identity of directors who are not independent, and the basis for that determination.	Mr. Peter Greenleaf	Peter Greenleaf is considered to have a material relationship with the Company by virtue of being the CEO of the Company.

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Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
	Dr. Daniel G. Billen	Daniel G. Billen is considered to have a material relationship with the Company by virtue of having been a recent consultant to the Company.
(c)    whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of the Board is independent.
(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

This information is disclosed in the Circular in Section 2.1.3.
(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.
The independent Directors hold an independent Directors meeting a week prior to each scheduled Board meeting and hold in camera meetings following every meeting of the Board.
(f)    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Dr. Richard Glickman was the Chairman of the Board until April 29, 2019. Dr. Glickman was not an independent Director. The Chairman’s primary responsibility is managing the affairs of the Board including ensuring the Board is organized properly, functions effectively, and meets it obligations and responsibilities as set out in the by-laws of the Company and its mandate. The Chairman works to ensure effective relations with the Board, shareholders, other stakeholders and the public.
On June 21, 2017, the Board appointed Mr. Jeff Randall, an independent director, as the Lead Director. The Lead Director’s role was to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the CEO. The responsibilities of the Lead Director included presiding over meetings of independent directors, reviewing and making recommendations with respect to the agendas, and providing the leadership necessary to provide greater assurance that the Board operates and functions independent of management and that Board

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Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

functions are effectively carried out. However, upon the appointment of Dr. George Milne, an independent Director, as the Chairman of the Board on April 29, 2019, there is no longer a requirement for a Lead Director.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	This information is disclosed in the Circular in Section 2.1.2.
2. Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the mandate of the Board is attached to this Circular as Appendix "B".
3.    Position Descriptions –
(a)    Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.
The Board has developed written position descriptions for the Chairman of the Board and the Chair of each committee of the Board.
(b)    Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
The Board and the CEO have developed a written position description for the CEO.
4.    Orientation and continuing Education –
(a)    Briefly describe what measures the board takes to orient new directors regarding:
(i)    the role of the board, its committees and its directors;
(ii)    the nature and operation of the issuer’s business.
(b)    Briefly describe what measures, if any, the board takes to provide the continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company has not implemented a "formal" orientation process for its new Directors; however new Directors are given the opportunity to individually meet with senior Management to improve their understanding of the Company’s business. Newly appointed Directors receive an onboarding package and are also provided with reference materials describing the Company’s organizational structure, the structure of the Board and its committees, corporate policies, articles and by-laws, as well as other Board materials. In addition, regardless of whether a meeting of the Board is scheduled, all Directors regularly receive information on the Company’s operations, including a report on corporate development activities, operations reports, a financial overview and other pertinent information. All Company executives are available for discussions with Directors concerning any questions or comments which may arise between meetings.

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Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
5.    Ethical Business Conduct –
(a)    Disclosure whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:
(i)    disclose how a person or company may obtain a copy of the code;
(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;
(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
(c)    Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The Code addresses many areas of business conduct and provides a procedure for employees to raise concerns or questions regarding questionable audit or accounting matters. The Code is available on the Company’s website at www.auriniapharma.com.
The Company has adopted a Corporate Disclosure Policy, which is reviewed annually, as well as Fraud and Whistleblower policies. Quarterly financial packages are reviewed and approved by the Audit Committee. The Annual financial package is reviewed by the Audit Committee prior to being recommended for Board approval and CEO/CFO certification of annual/interim filings.
For any transactions where a Director or executive officer has a material interest, the Board ensures the member discloses such interest and discusses the transaction only once the applicable person is not in attendance.

6.    Nomination of Directors –
(a)    Describe the process by which the board identifies new candidates for board nomination.
(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nominating process
(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board reviews, on an annual basis, both the size and composition of the Board. In considering nominees for election to the Board, the Board takes into account geographic diversity, and considers the primary markets in which the Company operates, the expertise and experience necessary to support the Company’s strategy and operations and requirements for its Board imposed by law. The Board considers such matters as a candidate’s integrity, independence, and residency. The Board then assesses each potential nominee against the criteria developed by the Board.
The Governance & Nomination Committee is responsible for identifying nominees for election to the Board. The Governance & Nomination Committee is comprised of three Directors who are independent.

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Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
7.    Compensation –
(a)    Describe the process by which the board determines the compensation for the issuer’s directors and officers.
(b)    Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
(c)    If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee is comprised of three independent Directors.
The remuneration paid to the Directors and officers is reviewed each year by the Compensation Committee. The level of remuneration is designed to provide a competitive level of remuneration. The mandate of this Committee in respect of compensation matters specifically sets out the following duties and responsibilities:
In respect of Director Compensation and Protection:
(a)    Review periodically Director compensation and recommend compensation terms that adequately reflect the responsibilities being assumed by the Directors, the Chair of the Board, and Chairs of the committees of the Board and members;
(b)    Review periodically the Directors’ and officers’ insurance policy and make recommendations for its renewal or amendment or the replacement of the insurer;
(c)    Administer, review, and recommend on all policies of or agreements by the Company with respect to the indemnification by the Company of its Directors and officers, if any.
In respect of the Company’s Officers and Employees and Compensation Plans:
(a)    Review and recommend to the Board the employment, appointment, and compensation arrangements of the CEO of the Company, and in conjunction with the CEO, the employment and appointment of the top executives of the Company and their compensation arrangements, and make changes in these arrangements upon annual reviews of their performance;
(b)    Review with the CEO the position descriptions for the executive employees, ensuring they remain current and accurate;
(c)    Oversee the evaluation of the Company’s CEO;
(d)    Review the CEO’s evaluation of the performance of the employees of the Company, and the CEO’s recommendations with respect to the amount of compensation to be provided to such employees;

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Corporate Governance Disclosure Requirements	The Company’s Governance Procedures

(e)    Review the equity compensation plans of the Company for the benefit of employees of the Company and its subsidiaries; review and approve corporate goals and objectives relevant to the CEO and senior management’s compensation, evaluate the CEO and senior management’s performance in light of those goals and objectives, and make recommendations with respect to the CEO and Senior Executives’ compensation levels based on this evaluation; and make recommendations with respect to the CEO and senior executives’ compensation, incentive-compensation plans and equity-based plans; and
(f)    Administer, review and recommend the stock option plans and awards of the Company.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and governance and nominating committees, identify the committees and describe their function.
The Company created a standing Research Committee effective March 13, 2018. The committee consists of two independent Directors, Dr. Michael Hayden (Chair) and Dr. David Jayne. The mandate of the committee is to support the Company’s research initiatives, provide independent review of internal and external programs, and review additional new opportunities, as required.

9.    Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

There is currently no formal assessment process. Each of the directors are assessed annually informally as part of the process of determining nominations for election to the Board by each of the other directors.

10.    Director Term Limits and Other Mechanisms of Board Renewal (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits or other mechanisms for Board renewal. The Board has recently gone through an extensive renewal process. Given this recent renewal of the Board, the Company does not consider it appropriate to implement term limits or other mechanisms of Board renewal at this time.

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Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
11.    Policies Regarding the Representation of Women on the Board (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –
(a)    Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.
(b)    If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i)    a short summary of its objectives and key provisions,
(ii)    the measures taken to ensure that the policy has been effectively implemented,
(iii)    annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv)    whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company has adopted a written policy with respect to the identification and nomination of female Directors (the "Diversity Policy"). The Diversity Policy requires that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. The Board has followed the Diversity Policy in considering potential candidates for election and appointment of members of the Board and the executive team.

12.    Consideration of the Representation of Women in the Director Identification and Selection Process (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. Women have served as Directors of the Company in the past. However, the Company focuses its search for new Directors purely based on the qualification of potential candidates, not specifically based on gender.

13.    Consideration Given to the Representation of Women in Executive Officer Appointments (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

Pursuant to the Diversity Policy, the Board does consider and evaluate the representation of women on the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers.  However, the Company focuses its search for new executive officers purely based on the qualification of potential candidates, not specifically based on gender.

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Corporate Governance Disclosure Requirements	The Company’s Governance Procedures
14.    Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –
(a)    or purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b)    Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c)    Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d)    If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i)    the target, and
(ii)    the annual and cumulative progress of the issuer in achieving the target.

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new Directors and executive officers purely based on the qualification of potential candidates, not specifically based on gender.

15.    Number of Women on the Board and in Executive Officer Positions (Manitoba, New Brunswick, Newfoundland and Labrador, Northwest Territories, Nova Scotia, Nunavut, Ontario, Québec and Saskatchewan only) –
(a)    Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

(a)    As at the date of this Circular, none (0%) of the Company’s Directors are women.
(b)    As at the date of this Circular, none (0%) of the Company’s executive officers, including the Company’s major subsidiaries, is a woman.

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APPENDIX B
AURINIA PHARMACEUTICALS INC.
MANDATE OF THE BOARD OF DIRECTORS
A.    Introduction
The primary responsibility of the board of directors ("Board") of Aurinia Pharmaceuticals Inc. (the "Company") is to oversee the management of the business and to pursue the best interests of the Company. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Company.
B.    Board Size and Criteria
The Board must consist of such a number of directors within the limits as set out in the company’s articles of incorporation. The By-laws of the Company require that at least one quarter (1/4) of the Company's directors be resident Canadians, and that at least two (2) of the Company's directors must not be officers or employees of the Company or a subsidiary of the Company. A majority of the directors of the Board shall be independent within the meaning of National Instrument 52-110 Audit Committees.
C.    Board Meetings
In order for the Board to transact business, a majority of the directors must be present. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person, by teleconference or other means permitted by applicable law) to carry out its mandate, which shall occur at least once each quarter.
D.    Reports from Committees/Subsidiaries
Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary's meeting.
E.    Chairman
The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities. Where it is not appropriate for the chair to be an independent director, the Board should consider whether it should appoint an independent director to act as a lead director. The Board shall develop a written position description delineating the chair’s role.
F.    Outside Advisors
The Board shall have the authority to retain, at the Company's expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants.

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The Board may request any officer or employee of the Company, or the Company's internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.
G.    Governance
The Board has responsibility for developing the Company's approach to governance issues although the Corporate Governance Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.
H.    General Duties
It is the duty of the directors of the Company to manage, or supervise the management of, the business and affairs of the Company. In exercising his or her duties, every director shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director is expected to attend all regularly scheduled meetings of the Board and all of the committees on which they serve and to be prepared for such meetings by reviewing materials provided in advance of meetings. Each director shall also comply with the provisions of the Business Corporations Act (Alberta), and the By-laws of the Company.
I.    Directors' Duties and Responsibilities
The Board has responsibility for stewardship of the Company, including:

•
to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers (as defined in National Instrument 51-102 Continuous Disclosure Obligations) and that the CEO and other executive officers create a culture of integrity throughout the organization;

•	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	the identification of the principal risks of the Company's business, and ensuring the implementation of appropriate systems to manage these risks;

•	overseeing succession planning (including appointing, training and monitoring senior management);

•	adopting a communication and disclosure policy for the Company;

•	overseeing the Company's internal control and management information systems;

•	developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company; and

•	reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.
In addition to the above, the Board shall:

•
with the assistance of the Compensation Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Company, or any additional employees directly reporting to the CEO, and approve all senior officer appointments;

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•
with the assistance of the Compensation Committee, develop a position description for the CEO, which together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, and approve the objectives of the Company to be met by the CEO;

•	with the assistance of the Compensation Committee, ensure the performance of the CEO is evaluated at least annually;

•	with the assistance of the Compensation Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than an annual basis;

•	review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operations budget, including all material capital expenditures;

•	approve material divestitures, acquisition and financial commitments;

•
with the assistance of the Audit Committee, approve the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), Annual Information Form, management information circular and other annual public documents of the Company;

•	with the assistance of the Audit Committee, approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A;

•	determine the content and frequency of management reports;

•
review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work; and

•	ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls.
Further the Board will also consider periodically or annually as the case may be:

1.	In Respect of Operations of the Board:

(i)	assess the needs of the Board with respect to the conduct of the affairs of the Board, including:

(a)	the size of the Board;

(b)	the frequency and location of Board and committee meetings;

(c)	procedures for establishing meeting agendas and the conduct of meetings;

(d)	the availability, relevance and timeliness of discussion papers, reports and other information required by the Board;

(ii)
recommend at the first meeting of the Board following each annual meeting, the allocation of directors to each of the Board committees and thereafter, where a vacancy occurs at any time in the membership of any Board committee, recommend a particular director to the Board to fill such vacancy;

(iii)	oversee continuing education for all directors in respect to the Company; and

(iv)
oversee the relationship between the Board on the one hand and officers of the Company on the other hand and, if appropriate, make recommendations with a view to ensuring that the Board is able to function independently of management.

2.    In Respect of Governance:

(i)	review periodically the Company's approach to governance issues;

(ii)	review periodically the mandate for the Board and the positions description for the Chairman of the Board, the President and CEO, and the Chief Financial Officer ("CFO") of the Company;

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(iii)	review periodically the charters of the committees of the Board and, where appropriate, make recommendations thereon including changes in the role, size, composition and structure of the committees;

(iv)	conduct periodic surveys of directors with respect to their views on the effectiveness of the Board, the Chairman of the Board, each committee of the Board and its Chair and individual directors;

(v)
evaluate periodically the performance of the Chairman of the Board and the Chair of each committee and the performance and contribution of individual directors, having regard for the mandate for the Board and position description for the Chairman of the Board and the results of surveys of the directors, attendance at Board and Board committee meetings and overall contribution;

(vi)
assess the effectiveness and review the performance of the Board as a whole and each committee of the Board, including the Committee and the Chairman of the Board, President and CEO, and CFO of the Company;

(vii)	review the Company's director qualification criteria including the number of boards on which directors may sit, director tenure, retirement and succession;

(viii)	review the procedure to enable an individual director to engage an outside advisor at the expense of the Company; and

(ix)	recommend policies regarding succession in the event of an emergency or the retirement of the Chairman of the Board, CEO, and/or CFO of the Company.
3.    In Respect of Board Composition and Director Nominations:

(i)	review periodically the competencies, skills and personal qualities required of directors in order to add value to the Company, in light of

(a)	the activities of the Company and the nature of its investments;

(b)	the need to ensure that a majority of the Board is comprised of independent directors within the meaning of applicable laws;

(c)	the constating documents of the Company;

(d)	the Company's governance guidelines;

(ii)
review the competencies, skills and personal qualities of each existing director, and the contributions made by the director to the effective operation of the Board and any significant change in the primary occupation of the director;

(iii)	ensure candidates understand the demands and expectations of a director of the Company and the role of the Board and its committees; and

(iv)
oversee an orientation program to familiarise new directors with the business and operations of the Company, including the reporting structure, strategic plans, significant financial, accounting and risk issues and compliance policies, management and the external auditors.

4.	In Respect of Reporting and Disclosure Requirements:

(i)
review and approve the annual corporate governance report to be made in the proxy circular prepared in connection with the Company's annual meeting describing the corporate governance practices of the Company with reference to the reporting requirements of the Toronto Stock Exchange or other applicable securities law requirements;

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(ii)	review and approve the statement of executive compensation to be made in the proxy circular prepared in connection with the Company's annual meeting;

(iii)	review at least annually the "Corporate Disclosure Policy" of the Company;

(iv)	review at least annually the "Code of Ethics & Conduct" of the Company;

(v)	review at least annually the "Whistleblower Policy" of the Company;

(vi)	review at least annually the "Fraud Policy" of the Company;

(vii)	review at least annually the "Diversity Policy" of the Company;

(viii)	review at least annually the "Indemnity Policy" of the Company;

(ix)	review at least annually the "Terms of Reference for the Chairman of the Board";

(x)	review at least annually the "Mandate of the Board of Directors";

(xi)	review at least annually the position description for the CEO of the Company;

(xii)	review at least annually the position description for the CFO of the Company;

(xiii)	review at least annually the "Audit Committee Charter";

(xiv)	review at least annually the "Compensation Committee Charter";

(xv)	review at least annually the "Governance & Nomination Committee Charter";

(xvi)	review at least annually the "Disclosure Committee Charter";

(xvii)	review at least annually the "Insider Trading Policy"; and

(xviii)	review at least annually the "Majority Voting Policy".

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Vote the YELLOW proxy well in advance of the Proxy Voting Cut-Off of 10:00 A.M. (Mountain time) on June 24, 2019.

Voting Method	Registered Shareholders If your shares are held in your name and represented by a physical certificate or in a direct registration system.	Non-Registered Shareholders If your shares are held with a broker, bank or other intermediary.
Internet	Not available	www.proxyvote.com
Facsimile	North American toll free: 1-866-249-7775 Outside North America: 416-263-9524	Complete, date, and sign the YELLOW voting instruction form and fax it to the number listed therein.
Telephone	Not available	Call the toll-free number listed on your YELLOW voting instruction form and vote using the control number provided therein.
Mail	Complete, date and sign the YELLOW proxy and return in the enclosed postage paid envelope to: Computershare Investor Services Inc. 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.	Complete, date and sign the YELLOW voting instruction form and return it in the enclosed postage paid envelope.

QUESTIONS OR REQUESTS FOR ASSISTANCE WITH VOTING MAY BE DIRECTED TO AURINIA’S
PROXY SOLICITATION AGENT:

NORTH AMERICAN TOLL FREE
1-877-452-7184

COLLECT CALLS OUTSIDE NORTH AMERICA
1-416-304-0211

EMAIL
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